Exhibit 99.112

Audited annual consolidated financial statements of

Liminal BioSciences Inc. (formerly Prometic Life Sciences Inc.)

For the years ended December 31, 2018 and 2017

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Liminal BioSciences Inc. (formerly Prometic Life Sciences Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Liminal BioSciences Inc. and its subsidiaries (together, the Company) as of December 31, 2018, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

The consolidated financial statements of the Company as of December 31, 2017, and for the year then ended, prior to the retrospective adjustment of the weighted average number of shares outstanding used in the calculation of basic and diluted earnings per shares (EPS) and the basic and diluted EPS following the share consolidation on July 5, 2019, as described in Note 32 and presented in the consolidated statement of operations, were audited in accordance with Canadian generally accepted auditing standards by other auditors whose report, dated March 27, 2018, expressed an unqualified opinion on those financial statements.

We also have audited the adjustments to retrospectively present the weighted average number of shares outstanding used in the calculation of basic and diluted EPS and the basic and diluted EPS as at December 31, 2017 following the share consolidation that occurred on July 5, 2019, as described in Note 32 and presented in the consolidated statement of operations. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 financial statements taken as a whole.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

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Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/signed/ PricewaterhouseCoopers LLP1

Montréal, Canada

August 23, 2019, except for the subsequent events that occurred on October 7, 2019 and November 4, 2019 as described in Note 32 to the consolidated financial statements, as to which the date is November 7, 2019

We have served as the Company’s auditor since 2019.

[1]	CPA auditor, CA, public accountancy permit No. A123642

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars)

At December 31	2018	2017
ASSETS (note 13)
Current assets
Cash	$7,389	$23,166
Accounts receivable (note 5)	11,882	6,839
Income tax receivable	8,091	4,116
Inventories (note 6)	12,028	36,013
Prepaids	1,452	2,141

Total current assets	40,842	72,275
Long-term income tax receivable	117	108
Other long-term assets (note 7)	411	8,663
Capital assets (note 8)	41,113	45,254
Intangible assets (note 9)	19,803	156,647
Deferred tax assets (note 25)	606	926

Total assets	$102,892	$283,873

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 11)	$31,855	$29,954
Advance on revenues from a supply agreement (note 12)	—	1,901
Current portion of long-term debt (note 13)	3,211	3,336
Deferred revenues	507	829
Warrant liability (note 14)	157	—

Total current liabilities	35,730	36,020
Long-term portion of deferred revenues	170	—
Long-term portion of operating and finance lease inducements and obligations (note 15)	1,850	2,073
Other long-term liabilities (note 16)	5,695	3,335
Long-term debt (note 13)	122,593	83,684
Deferred tax liabilities (note 25)	—	15,330

Total liabilities	$166,038	$140,442

EQUITY
Share capital (note 17a)	$583,117	$575,150
Contributed surplus (note 17b)	21,923	16,193
Warrants (note 17c)	95,296	73,944
Accumulated other comprehensive loss	(1,252)	(1,622)
Deficit	(755,688)	(541,681)

Equity (negative equity) attributable to owners of the parent	(56,604)	121,984
Non-controlling interests (note 18)	(6,542)	21,447

Total equity (negative equity)	(63,146)	143,431

Total liabilities and equity	$102,892	$283,873

Commitments (note 29), Subsequent event (note 32)

The accompanying notes are an integral part of the consolidated financial statements.

	(s) Neil Klompas	(s) Stefan Clulow

On behalf of the Board	Director	Director

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars)

Years ended December 31,	2018	2017
Revenues (note 20)	$47,374	$39,115
Expenses
Cost of sales and other production expenses (note 6)	38,002	10,149
Research and development expenses (note 21a)	91,666	100,392
Administration, selling and marketing expenses	31,532	31,441
Bad debt expense (note 20)	—	20,491
Loss (gain) on foreign exchange	4,681	(726)
Finance costs (note 21b)	22,060	7,965
Loss (gain) on extinguishments of liabilities (note 13)	(33,626)	4,191
Change in fair value of financial instruments measured at FVPL (notes 7,14)	1,000	—
Impairment losses (note 24)	149,952	—
Share of losses of an associate (note 10)	22	—

Net loss before income taxes	$(257,915)	$(134,788)

Income tax recovery (note 25)	(20,019)	(14,752)

Net loss	$(237,896)	$(120,036)

Net loss attributable to:
Owners of the parent	(195,366)	(109,731)
Non-controlling interests (note 18)	(42,530)	(10,305)

	$(237,896)	$(120,036)

Loss per share
Attributable to the owners of the parent Basic and diluted (note 32)	$(235.95)	$(137.85)

Weighted average number of outstanding shares (in thousands)	828	796

The accompanying notes are an integral part of the consolidated financial statements.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars)

Years ended December 31,	2018	2017
Net loss	$(237,896)	$(120,036)
Other comprehensive income
Items that may be subsequently reclassified to profit and loss:
Change in unrealized foreign exchange differences on translation of financial statements of foreign subsidiaries	370	342

Total comprehensive loss	$(237,526)	$(119,694)

Total comprehensive loss attributable to:
Owners of the parent	(194,996)	(109,389)
Non-controlling interests	(42,530)	(10,305)

	$(237,526)	$(119,694)

The accompanying notes are an integral part of the consolidated financial statements.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

	Equity (negative equity) attributable to owners of the parent
	Share capital $	Contributed surplus $	Warrants $	Foreign currency translation reserve $	Deficit $	Total $	Non- controlling interests $	Total equity (negative equity) $
Balance at January 1, 2017	480,237	12,919	64,201	(1,964)	(423,026)	132,367	26,976	159,343
Net loss	—	—	—	—	(109,731)	(109,731)	(10,305)	(120,036)
Foreign currency translation reserve	—	—	—	342	—	342	—	342
Issuance of shares (note 17a)	61,450	—	—	—	—	61,450	—	61,450
Share-based payments expense (note 17b)	—	8,662	—	—	—	8,662	—	8,662
Exercise of stock options (note 17b)	811	(330)	—	—	—	481	—	481
Shares issued pursuant to restricted share unit plan (note 17b)	5,058	(5,058)	—	—	—	—	—	—
Exercise of future investment rights (note 17d)	27,594	—	(6,542)	—	—	21,052	—	21,052
Issuance of warrants (note 17c)	—	—	16,285	—	—	16,285	—	16,285
Share and warrant issuance cost (note 17a,c)	—	—	—	—	(4,148)	(4,148)	—	(4,148)
Effect of funding arrangements on non-controlling interest (note 18)	—	—	—	—	(4,776)	(4,776)	4,776	—

Balance at December 31, 2017	575,150	16,193	73,944	(1,622)	(541,681)	121,984	21,447	143,431
Impact of adopting IFRS 9 (note 4a)	—	—	—	—	110	110	—	110

Balance at January 1, 2018 - restated	575,150	16,193	73,944	(1,622)	(541,571)	122,094	21,447	143,541
Net loss	—	—	—	—	(195,366)	(195,366)	(42,530)	(237,896)
Foreign currency translation reserve	—	—	—	370	—	370	—	370
Issuance of shares (note 17a)	6,340	—	—	—	—	6,340	—	6,340
Share-based payments expense (note 17b)	—	6,722	—	—	—	6,722	—	6,722
Exercise of stock options (note 17b)	1,073	(438)	—	—	—	635	—	635
Shares issued pursuant to restricted share unit plan (note 17b)	554	(554)	—	—	—	—	—	—
Issuance of warrants (note 17c)	—	—	21,352	—	—	21,352	—	21,352
Share and warrant issuance cost	—	—	—	—	(581)	(581)	—	(581)
Effect of changes in the ownership of a subsidiary and funding arrangements on non-controlling interests (note 18)	—	—	—	—	(18,170)	(18,170)	14,541	(3,629)

Balance at December 31, 2018	583,117	21,923	95,296	(1,252)	(755,688)	(56,604)	(6,542)	(63,146)

The accompanying notes are an integral part of the consolidated financial statements.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

Years ended December 31,	2018	2017
Cash flows used in operating activities
Net loss for the year	$(237,896)	$(120,036)
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	25,282	8,787
Change in operating and finance lease inducements and obligations	2,565	2,391
Carrying value of capital and intangible assets disposed	513	563
Share of losses of an associate (note 10)	22	—
Change in fair value of financial instruments measured at FVPL (notes 7, 14)	1,000	—
Impairment losses (note 24)	149,952	—
Loss (gain) on extinguishments of liabilities (note 13)	(33,626)	4,191
Deferred income taxes (note 25)	(13,815)	(11,587)
Share-based payments expense (note 17b)	6,722	8,662
Depreciation of capital assets (note 8)	4,086	3,632
Amortization of intangible assets (note 9)	1,372	944

	(93,823)	(102,453)
Change in non-cash working capital items	11,369	(20,120)

	$(82,454)	$(122,573)

Cash flows from financing activities
Proceeds from share issuances (note 17a)	751	53,125
Proceeds from debt and warrant issuances (note 13)	79,105	50,717
Repayment of principal on long-term debt (note 13)	(3,184)	(3,454)
Repayment of interest on long-term debt (note 13)	(3,934)	(163)
Exercise of options (note 17b)	635	481
Exercise of future investment rights (note 17d)	—	21,052
Payments of principal under finance lease	(245)	—
Debt, share and warrants issuance costs	(970)	(4,306)

	$72,158	$117,452

Cash flows from (used in) investing activities
Additions to capital assets	(3,786)	(7,688)
Additions to intangible assets	(1,342)	(2,395)
Proceeds from the sale of marketable securities and short-term investments	—	11,063
Acquisition of convertible debt (note 7b)	(955)	—
Additions to other long-term assets	—	(63)
Interest received	224	202

	$(5,859)	$1,119

Net change in cash during the year	(16,155)	(4,002)
Net effect of currency exchange rate on cash	378	(638)
Cash, beginning of the year	23,166	27,806

Cash, end of the year	$7,389	$23,166

The accompanying notes are an integral part of the consolidated financial statements.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

1.	Nature of operations and going concern

Liminal Biosciences Inc. (formerly Prometic Life Sciences Inc.) (“Liminal”, “Prometic” or “the Company”), incorporated under the Canada Business Corporations Act, is a publicly traded (TSX symbol: LMNL) (OTCQX symbol: PFSCF), biopharmaceutical Company with two drug discovery platforms focusing on unmet medical needs. The first platform (Small molecule therapeutics) stems from the insights into the interaction of two receptors which Prometic believes are at the core of how the body heals: our lead small molecule drug candidate PBI-4050, modulates these to promote tissue regeneration and scar resolution as opposed to fibrosis. The second drug discovery and development platform (Plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Company’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen) (“Ryplazim™”). The Company also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals.

The Company’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Prometic has Research and Development (“R&D”) facilities in the U.K., the U.S. and Canada, manufacturing facilities in the Isle of Man and Canada and business development activities in Canada, the U.S. and Europe.

The consolidated financial statements for the year ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The use of this assumption may not be appropriate as Prometic’s main activities continue to be in the R&D stage and during the year ended December 31, 2018, the Company incurred a net loss of $237.9 million, a net loss before income taxes and impairments of $108.0 million and used $82.5 million in cash for its operating activities, while at December 31, 2018, the current assets net of current liabilities is a surplus of $5.5 million and the negative equity attributable to the shareholders’ of Prometic is $56.2 million.

With the delay of the anticipated launch of its most advanced product, RyplazimTM, the Company had to finance its R&D activities via various sources. To date, the Company has financed its activities through the sale of products in the Bioseparations segment, collaboration arrangements and licensing arrangements, the issuance of debt and equity, operational restructuring as well as investment tax credits. Prometic is currently actively involved in negotiating equity financing initiatives and continues to be in licensing discussions with potential partners. Despite the Company’s efforts to obtain the necessary funding, there can be no assurance of its access to further financing. As at December 31, 2018, the Company had cash on hand of $7.4 million. In February 2019, the holder of the long-term debt agreed to extend the US$ non-revolving credit facility (“Credit Facility”) by an additional US$15 million which the Company drew in February and March 2019, receiving the equivalent of $19,854 in additional financing. On April 23, 2019, the Company completed a debt restructuring with its principal lender SALP whereby almost all of its long-term debt was converted into common shares, and common shares were issued following two private placements for gross proceeds of $75,000. In June 2019, an equity rights offering (“Rights Offering”) to shareholders generated gross proceeds of $39,434 (note 32). Nonetheless, the Company needs additional sources of financing to ensure it has sufficient funds to continue its operations for a period extending beyond a year as of the date of re-issuance of these financial statements.

These circumstances indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

2.	Significant Accounting Policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and were authorized for issue by the Board of Directors on November 7, 2019.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the convertible debt, equity investments and the warrant liability which have been measured at fair value.

Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency.

Basis of consolidation

The consolidated financial statements include the accounts of Prometic Life Sciences Inc., and those of its subsidiaries. The Group’s subsidiaries at December 31, 2018 and 2017 are as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation	Proportion of ownership interest held by the group
			2018	2017
Prometic Biosciences Inc.	Small molecule therapeutics	Quebec, Canada	100%	100%
Prometic Bioproduction Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	87%
Prometic Bioseparations Ltd	Bioseparations	Isle of Man, British Isles	100%	100%
Prometic Biotherapeutics Inc.	Plasma-derived therapeutics	Delaware, U.S.	100%	100%
Prometic Biotherapeutics Ltd	Plasma-derived therapeutics	Cambridge, United Kingdom	100%	100%
Prometic Manufacturing Inc.	Bioseparations	Quebec, Canada	100%	100%
Pathogen Removal and Diagnostic Technologies Inc.	Bioseparations	Delaware, U.S.	77%	77%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%
Prometic Plasma Resources Inc.	Plasma-derived therapeutics	Winnipeg, Canada	100%	100%
Prometic Plasma Resources USA Inc.	Plasma-derived therapeutics	Delaware, U.S.	100%	100%
Prometic Pharma SMT Holdings Limited	Small molecule therapeutics	Cambridge, United Kingdom	100%	100%
Prometic Pharma SMT Limited	Small molecule therapeutics	Cambridge, United Kingdom	100%	100%
Telesta Therapeutics Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	100%
Telesta Pharma Inc.	N/A	Quebec, Canada	N/A *	100%
Telesta Therapeutics IP Inc.	N/A	Quebec, Canada	N/A *	100%
Econiche Corp	Plasma-derived therapeutics	Ontario, Canada	N/A *	100%

*	dissolved

The Company consolidates investees when, based on the evaluation of the substance of the relationship with the Company, it concludes that it controls the investees. The Company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

When a subsidiary is not wholly-owned the Company recognizes the non-controlling interests’ share of the net assets and results of operations in the subsidiary. When the proportion of the equity held by non-controlling interests’ changes without resulting in a change of control, the carrying amount of the controlling and non-controlling interest are adjusted to reflect the changes in their relative interests in the subsidiary. In these situations, the Company recognizes directly in equity the effect of the change in ownership of a subsidiary on the non-controlling interests. Similarly, after picking up its share of the operating losses, the non-controlling interest is adjusted for its share of the equity contribution made by Prometic that does not modify the interest held by either party. The offset to this adjustment is recorded in the deficit. The effect of these transactions are presented in the statement of changes in equity.

Financial instruments

Recognition and derecognition

Financial instruments are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual obligations of the instrument. On initial recognition, financial instruments are recognized at their fair value plus, in the case of financial instruments not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition or issue of financial instruments. Financial assets are subsequently derecognized when payment is received in cash or other financial assets or if the debtor is discharged of its liability.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing liability is replaced by another from the same creditor on substantially different terms, or the terms of the liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of operations.

Classification

Subsequent to initial recognition, financial instruments are measured according to the category to which they are classified, which are: financial instruments classified as FVPL, financial instruments designated as FVPL, fair value through other comprehensive income (“FVOCI”) financial assets, or amortised cost. Financial instruments are subsequently measured at amortized cost, unless they are classified as FVOCI or FVPL or designated as FVPL, in which case they are subsequently measured at fair value.

The classification of financial asset debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVOCI instead of FVPL. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVPL.

Currently, the Company classifies cash, trade receivables, other receivables, restricted cash as financial assets measured at amortized cost and trade payables, wages and benefits payable, settlement fee payable, royalty payment obligations, license acquisition payment obligations, other long-term liabilities and long-term debt as financial liabilities measured at amortized cost.

Currently, the Company classifies equity investments and convertible debt as financial assets at FVPL and warrant liability as a financial liability at FVPL.

Impairment of financial assets

The expected credit losses associated with its debt instruments carried at amortized cost is assessed on a forward-looking basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires lifetime expected losses to be recognized from initial recognition of the receivables.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Financial instrument accounting policy used before the adoption of IFRS 9, Financial instruments (“IFRS 9”) on January 1, 2018

Prior to January 1, 2018, the Company applied IAS 39 Financial instruments. The accounting policy and classification of the financial instruments applied under that standard is detailed in the following paragraphs.

i) Financial assets and financial liabilities at fair value through profit and loss

Cash, marketable securities and restricted cash are respectively classified as fair value through profit and loss. They are measured at fair value and changes in fair value are recognized in the consolidated statements of operations. Directly related transaction costs are recognized in the consolidated statements of operations.

ii) Loans and receivables

Cash equivalents, short-term investments, trade receivables, other receivables and long-term receivables are classified as loans and receivables. They are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

iii) Available-for-sale financial assets

Investments in common or preferred shares of private corporations are classified as available-for-sale and are measured at cost since their fair value cannot be measured reliably.

iv) Financial liabilities

Trade payable, wages and severances payable, other employee benefit liabilities, settlement fee payable, royalty payment obligation, other long-term liabilities, advance on revenues from a supply agreement and long-term debt are classified as other financial liabilities. They are measured at amortized cost using the effective interest method.

Credit facility fees are recorded in deferred financing cost and are amortized into finance cost over the term of the Credit Facility.

Impairment of investments

When there has been a significant or prolonged decline in the value of an investment, the investment is written down to recognize the loss.

Inventories

Inventories of raw materials, work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first in, first out basis. The cost of manufactured inventories comprises all costs that are directly attributable to the manufacturing process, such as raw materials, direct labour and manufacturing overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated selling costs except for raw materials for which it is determined using replacement cost.

Capital assets

Capital assets are recorded at cost less any government assistance, accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as described below.

Capital asset	Period
Buildings and improvements	20 years
Leasehold improvements	The lower of the lease term and the useful life
Production and laboratory equipment	5 - 20 years
Furniture	5 - 10 years
Computer equipment	3 - 5 years
Assets held under financing leases	The lower of the lease term and the useful life

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

The estimated useful lives, residual values and depreciation methods are reviewed annually with the effect of any changes in estimates accounted for on a prospective basis. The gain or loss arising on the disposal or retirement of a capital asset is determined as the difference between the sales proceeds and its carrying amount and is recognized in profit or loss.

Government assistance

Government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate and are recognized when there is reasonable assurance that the assistance will be received and all attached conditions are complied with.

Intangible Assets

Intangible assets include acquired rights such as licenses for product manufacturing and commercialization, donor lists, external patent costs and software costs. They are carried at cost less accumulated amortization. Amortization commences when the intangible asset is available for use and is calculated over the estimated useful lives of the intangible assets acquired using the straight-line method. The maximum period used for each category of intangible asset are presented in the table below. The estimated useful lives and amortization method are reviewed annually, with the effect of any changes in estimates being accounted for on a prospective basis. The amortization expense is recognized in the consolidated statements of operations in the expense category consistent with the function of the intangible assets.

Intangible asset	Period
Licenses and other rights	30 years
Donor lists	10 years
Patents	20 years
Software	5 years

Impairment of tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. For intangible assets not yet available for use, an impairment test is performed annually at November 30, until amortization commences, whether or not there are impairment indicators. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (CGU) which represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets, groups of assets or CGUs to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, the corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is recognized when the carrying amount of an asset or a CGU exceeds its recoverable amount by the amount of this excess. An impairment loss is recognized immediately in profit or loss in the period during which the loss is incurred. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount; on reversal of an impairment loss, the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

13 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Investment in an associate

Investments in associates are accounted for using the equity method. An associate is an entity over which the Company has significant influence. Under the equity method, the investment in the associate is carried on the consolidated statement of financial position at cost plus post acquisition changes in the Company’s share of net assets of the associate.

The consolidated statement of operations reflects the Company’s share of the results of operations of the associate. Adjustments are made for any inconsistencies between the Company’s and the associate’s accounting policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate. When there has been a change recognised directly in the equity of the associate, the Company recognises its share of any change. Profits and losses resulting from transactions between the Company and the associate are recognized in the Company’s consolidated financial statements only to the extent of the unrelated investors’ interests in the associate.

If the Company’s share of cumulative losses of an associate equals or exceeds its interest in the associate, the Company discontinues recognising its share of further losses. After the interest in an associate is reduced to zero, additional losses are provided for, and a liability is recognised, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

At each balance sheet date, management considers whether there is objective evidence of impairment in associates. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

When the level of influence over an associate changes either following a loss of significant influence over the associate, or the obtaining of control over the associate or when an investment in a financial asset accounted for under IFRS 9 becomes subject to significant influence, the Company measures and recognises its investment at its fair value. Any difference between the carrying amount of the associate at the time of the change in influence and the fair value of the investment, and proceeds from disposal if any, is recognised in profit or loss.

Revenue recognition

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer. At contract inception, we assess the goods or services promised within each contract, determine those that are performance obligations, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Sale of goods

Revenue from sale of bioseparation or plasma products is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

•	The control over the product has been transferred to the customer; and

•	The product is received by the customer or transfer of title to the customer occurs upon shipment.

Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns.

14 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Rendering of services

Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Contract revenue is recognized on a percentage of completion basis based on key milestones contained within the contract.

Unbilled revenues and deferred revenues

If the Company has recognized revenues but has not issue an invoice, the entitlement is recognized as a contract asset and is presented in the statement of financial position as unbilled revenues. When the amounts are invoiced, then the amounts are transferred into trade receivables. If the Company has received payments prior to satisfying its performance obligation, the obligation is recognized as a contract liability and is presented in the statement of financial position as deferred revenues.

Licensing fees and milestone payments

Under IFRS 15, the Company determines whether the Company’s promise to grant a license provides its customer with either a right to access the Company’s intellectual property (“IP”) or a right to use the Company’s IP. A license will provide a right to access the intellectual property if there is significant development of the intellectual property expected in the future whereas for a right to use, the intellectual property is to be used in the condition it is at the time the license is signed. Revenue from a license that provide a customer the right to use the Company’s IP is recognized at a point in time when the transfers to the licensee is completed and the license period begins. Revenue from a license that provide access the Company’s IP over a license term are considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement. Milestone payments are immediately recognized as licensing revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

Rental revenue

The Company accounts for the lease with its tenant as an operating lease when the Company has not transferred substantially all of the risks and benefits of ownership of its property. Revenue recognition under an operating lease commences when the tenant has a right to use the leased asset, and the total amount of contractual rent to be received from the operating lease is recognized on a straight-line basis over the term of the lease. Rental revenue also includes recoveries of operating expenses and property taxes.

Revenue recognition accounting policy used before the adoption of IFRS 15, Revenue from contracts with customers (“IFRS 15”) on January 1, 2018

The Company earns revenues from research and development services, license and milestone fees, sale of goods and leasing arrangements, which may include multiple elements. The individual elements of each agreement are divided into separate units of accounting, if certain criteria are met. The applicable revenue recognition method is then applied to each unit. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Rendering of services

Revenues from research and development services are recognized using the proportional performance method. Under this method, revenues are recognized proportionally with the degree of completion of the services under the contract when it is probable that the economic benefits will flow to the Company and revenue and costs associated with the transaction can be measured reliably.

Licensing fees and milestone payments

Certain license fees are comprised of up-front fees and milestone payments. Up-front fees are recognized over the estimated term during which the Company maintains substantive obligations. Milestone payments are recognized as revenue when the milestone is achieved, customer acceptance is obtained and the customer is obligated to make performance payments. Certain license arrangements require no continuing involvement by the Company. Non-refundable license fees are recognized as revenue when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed or determinable and collection of the amount is reasonably assured.

15 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Sale of goods

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

•	the Company has transferred to the customer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is reduced for estimated customer returns and other similar allowances. Amounts received in advance of meeting the revenue recognition criteria are recorded as deferred revenue on the consolidated statements of financial position.

Rental revenue

The Company accounts for the lease with its tenant as an operating lease when the Company has not transferred substantially all of the risks and benefits of ownership of its property. Revenue recognition under an operating lease commences when the tenant has a right to use the leased asset, and the total amount of contractual rent to be received from the operating lease is recognized on a straight-line basis over the term of the lease. Rental revenue also includes recoveries of operating expenses and property taxes.

Research and development expenses

Expenditure on research activities is recognized as an expense in the period during which it is incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditures attributable to the intangible asset during its development.

To date, the Company has not capitalized any development costs.

Research and development expenses presented in the consolidated statement of operations comprise the costs to manufacture the plasma-derived therapeutics used in pre-clinical tests and clinical trials. It also includes the cost of therapeutics used in the PBI-4050 clinical trials, external consultants supporting the clinical trials and pre-clinical tests, employee compensation and other operating expenses involved in research and development activities. Finally, it includes the cost of developing new bioseparation products.

Foreign currency translation

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company and its entities at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are taken to the consolidated statements of operations. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates when the initial transactions took place.

16 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Group companies

The assets and liabilities of foreign operations are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their statements of operations are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognised in other comprehensive loss. On disposal of a foreign operation, the component of other comprehensive loss relating to that particular foreign operation is recognised in the consolidated statement of operations and comprehensive loss.

Income taxes

The Company uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized in the consolidated statement of financial position for the future tax consequences attributable to differences between the consolidated financial statements carrying values of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using income tax rates expected to apply when the assets are realized or the liabilities are settled. The effect of a change in income tax rates is recognized in the year during which these rates change. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

Share-based payments

The Company has a stock option plan and a restricted share unit plan. The fair value of stock options granted is determined at the grant date using the Black-Scholes option pricing model, and is expensed over the vesting period of the options. Awards with graded vesting are considered to be multiple awards for fair value measurement. The fair value of Restricted Share Units (“RSU”) is determined using the market value of the Company’s shares on the grant date. The expense associated with RSU awards that vest over time are recognized over the vesting period. When the vesting of RSU is dependent on meeting performance targets as well as a service requirement, to determine the expense to recognize over the vesting period, the Company will estimate the outcome of the performance targets and revise those estimates until the final outcome is determined. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

The Company’s policy is to issue new shares upon the exercise of stock options and the release of RSU for which conditions have been met.

Earnings per share (EPS)

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year adjusted for any bonus element. Diluted EPS is determined by adjusting the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants, stock options and RSU. For the years ended December 31, 2018 and 2017, all warrants, stock options and RSU were anti-dilutive since the Company reported net losses.

Share and warrant issue expenses

The Company records share and warrant issue expenses as an increase to the deficit.

17 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

3.	Significant accounting judgments and estimation uncertainty

The preparation of these consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods.

Significant judgments

Accounting for loan modifications – When the terms of a loan are modified, management must evaluate whether the terms of the loan are substantially different in order to determine the accounting treatment. If they are considered to be substantially different, the modification will be accounted for as a derecognition of the carrying value of the pre-modified loan and the recognition of a new loan at its fair value. Otherwise, the changes will be treated as a modification which will result in adjusting the carrying amount to the present value of the modified cash flows using the original effective interest rate of the loan instrument. In assessing whether the terms of a loan are substantially different, Management performs an analysis of the changes in the cash flows under the previous agreement and the new agreement and also considers other modifications that have no cash flow impacts. In the context of the simultaneous modification to the terms of several loans with the same lender, Management uses judgment to determine if the cash flow analysis should be performed on the loans in aggregate or individually. Judgment is also used to evaluate the relative importance of additional rights given to the lender such as additional Board of Director seats and the extension of the term of the security compared to the quantitative analysis.

Revenue recognition - The Company does at times enter into revenue agreements which provide, among other payments, up-front and milestone payments in exchange for licenses and other access to intellectual property. It may also enter into several agreements simultaneously that are different in nature such as license agreements, R&D services, supply and manufacturing agreements. In applying IFRS 15 Revenues recognition model, management may be required to apply, depending on the contracts, significant judgment including the identification of performance obligations.

Determining whether performance obligations are distinct involves evaluating whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer. Once the distinct performance obligations are identified, management must then determine if each performance obligation is satisfied at a point in time or over time. For license agreements, this requires management to assess the level of advancement of the intellectual property being licensed.

Functional currency - The functional currency of foreign subsidiaries is reviewed on an ongoing basis to assess if changes in the underlying transactions, events and conditions have resulted in a change. During the years ended December 31, 2018 and 2017 no changes were deemed necessary. This assessment is also performed for new subsidiaries. When assessing the functional currency of a foreign subsidiary, management’s judgment is applied in order to determine, amongst other things, the primary economic environment in which an entity operates, the currency in which the activities are funded and the degree of autonomy of the foreign subsidiary from the reporting entity in its operations and financially. Judgment is also applied in determining whether the inter-company loans denominated in foreign currencies form part of the parent Company’s net investment in the foreign subsidiary. Considering such loans as part of the net investment in the foreign subsidiary results in foreign currency translation gains or losses from the translation of these loans being recorded in other comprehensive loss instead of the statement of operations.

Going concern - In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. Management has considered a wide range of factors relating to expected cash inflows such as product sales, whether the Company will obtain regulatory approval for commercialization of therapeutics, licensing and milestone revenues and potential sources of debt and equity financing including the exercise of in-the-money warrants and options. Management has also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules, including the ability to delay uncommitted expenditures. These cash flow estimates are subject to uncertainty.

18 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Estimates and assumptions

Assessing the recoverable amount of long-lived assets – In determining the value in use and the fair value less cost to sell for the Intravenous Immuglobuline (“IVIG”) cash generating unit, which includes the NantPro license, an intangible asset not yet available for use that must be tested for impairment annually or when indicators of impairment arise, Management must make estimates and assumptions regarding the estimated future cash flows and their timing including the amount and timing of the capital expenditure investments necessary to increase manufacturing capacities and to bring the facilities to Good Manufacturing Practices (“GMP”) standards, when production capacities will come on-line, production costs, market penetration and selling prices for the Company’s therapeutics and, the date of approval of the therapeutic for commercial sale. The future cash flows are estimated using a five-year projection of cash flows before taxes which are based on the most recent budgets and forecasts available to the Company. If the projections include revenues in the fifth year, then this year is extrapolated, using an expected annual growth rate. The estimated cash flows are then discounted to their net present value using a pre-tax discount rate that includes a risk premium specific to the line of business. During the year ended December 31, 2018, the Company recorded several impairments and the details are provided in note 24.

Expense recognition of restricted share units – The RSU expense recognized for which the performance conditions have not yet been met, is based on an estimation of the probability of successful achievement of a number of performance conditions, many of which depend on research, regulatory process and business development outcomes which are difficult to predict, as well as the timing of their achievement. The final expense is only determinable when the outcome is known.

Fair value of financial instruments – The individual fair values attributed to the different components of a financing transaction, are determined using valuation techniques. Management uses judgment to select the methods used to determine certain inputs/assumptions used in the models and the models used to perform the fair value calculations in order to determine, 1) the values attributed to each component of a transaction at the time of their issuance, 2) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis and 3) for disclosing the fair value of financial instruments subsequently carried at amortized cost. When the determination of the fair value of a new loan is required, discounted cash flow techniques which includes inputs that are not based on observable market data and inputs that are derived from observable market data are used. When determining the appropriate discount rates to use, Management seeks comparable interest rates where available. If unavailable, it uses those considered appropriate for the risk profile of a Company in the industry.

The fair value estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Valuation of deferred income tax assets – To determine the extent to which deferred income tax assets can be recognized, management estimates the amount of probable future taxable profits that will be available against which deductible temporary differences and unused tax losses can be utilized. Management exercises judgment to determine the extent to which realization of future taxable benefits is probable, considering the history of taxable profits, budgets and forecasts and availability of tax strategies.

19 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

4.	Change in standards, interpretations and accounting policies

a)	Adoption of new accounting standards

The accounting policies used in these annual consolidated financial statements are consistent with those applied by the Company in its December 31, 2017 annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Company and were adopted by the Company as of January 1, 2018 as described below.

IFRS 9, Financial Instruments – Recognition and Measurement

IFRS 9 replaces the provisions of IAS 39, Financial Instruments – Recognition and Measurement and provides guidance on the recognition, classification and measurement of financial assets and financial liabilities, the derecognition of financial instruments, impairment of financial assets and hedge accounting.

The Company adopted IFRS 9 as of January 1, 2018 and the new standard has been applied retrospectively in accordance with the transitional provisions of IFRS 9. The following table presents the carrying amount of financial assets held by Prometic at December 31, 2017 and their measurement category under IAS 39 and the new model under IFRS 9.

	IAS 39		IFRS 9
	Measurement category	Carrying amount	Measurement category	Carrying amount
Cash	FVPL	$23,166	Amortized cost	$23,166
Trade receivables	Amortized cost	1,796	Amortized cost	1,796
Other receivables	Amortized cost	397	Amortized cost	397
Restricted cash	FVPL	226	Amortized cost	226
Long-term receivables	Amortized cost	1,856	Amortized cost	1,856
Equity Investments	Cost	1,228	FVPL	1,228
Convertible debt	Cost	87	FVPL	87

There has been no impact caused by the new classification of financial assets under IFRS 9. The classification of all financial liabilities at amortized cost remains unchanged as well as their measurement resulting from their classification.

Under IFRS 9, modifications to financial assets and financial liabilities, shall be accounted for by recalculating the present value of the modified contractual cashflows at the original effective interest rate and the adjustment shall be recognized as a gain or loss in profit or loss. Under IAS 39, the impact of modifications was recognized prospectively over the remaining term of the debt.

The adoption of the accounting for modifications under the new standard has resulted in the restatement of the opening deficit and the long-term debt at January 1, 2018 as follows:

Deficit	$110
Long-term debt	(110)

IFRS 15, Revenue from contracts with customers

IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

The Company adopted IFRS 15 as of January 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognised in the opening deficit balance on January 1, 2018. The Company has also availed itself of the following practical expedients:

•	the standard was applied retrospectively only to contracts that were not completed on January 1, 2018; and

20 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

•

for contracts that were modified before January 1, 2018, the Company analysed the effects of all modifications when identifying whether performance obligations were satisfied, determining the transaction price and allocating the transaction price to the satisfied or unsatisfied performance obligations.

There has been no impact of the adoption of IFRS 15 as at January 1, 2018 and for the year end December 31, 2018.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Company adopted IFRIC 22 retrospectively on January 1, 2018. The adoption of the standard did not have a significant impact on the financial statements.

b)	New standards and interpretations not yet adopted

Standards and interpretations issued but not yet effective up to the date of the Company’s consolidated financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects might have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is less than 12 months or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained. The adoption of IFRS 16 is mandatory and will be effective for the Company’s fiscal year beginning on January 1, 2019. The Company will adopt IFRS 16 using the modified retrospective approach. The Company has elected the option to measure the right-of-use assets at an amount equal to the lease liability at the date of the transition, adjusted for any prepaid and liability existing at the date of transition. The table below shows which line items of the consolidated financial statements were affected by the adoption of IFRS 16 and the impact. There was no net impact on the deficit.

		Adjustments
	As reported as at	for the transition	Balance as at
	December 31, 2018	to IFRS 16	January 1, 2019
Assets
Prepaids	$1,452	$(84)	$1,368
Capital assets	41,113	(1,043)	40,070
Right-of-use assets	—	39,149	39,149
Liabilities
Accounts payable and accrued liabilities	$31,855	$(2,499)	$29,356
Current portion of lease liabilities	—	8,575	8,575
Long-term portion of lease liabilities	—	34,126	34,126
Long-term portion of operating and finance lease inducements and obligations	1,850	(1,850)	—
Other long-term liabilities	5,695	(330)	5,365

21 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

5.	Accounts receivable

	December 31, 2018	December 31, 2017
Trade receivables	$7,051	$1,796
Tax credits and government grants receivable	3,737	3,883
Sales taxes receivable	774	763
Other receivables	320	397

	$11,882	$6,839

6.	Inventories

	December 31, 2018	December 31, 2017
Raw materials	$5,428	$24,075
Work in progress	3,740	10,090
Finished goods	2,860	1,848

	$12,028	$36,013

During the year ended December 31, 2018, inventories sold in the amount of $33,431 were recognized as cost of sales and production ($6,594 for the year ended December 31, 2017). Inventory write-downs of $3,009, also included in cost of sales and other production expenses, were recorded during the year ended December 31, 2018 ($246 for the year ended December 31, 2017). Of the amount recorded during the year ended December 31, 2018, $1,522 pertains to a net realizable value write-down taken on raw materials as the Company sold some plasma for an amount which was below the carrying cost of the inventory.

7.	Other long-term assets

	December 31, 2018	December 31, 2017
Restricted cash (a)	$245	$226
Long-term receivables	142	1,856
Deferred financing costs	—	5,266
Equity investments in scope of IFRS 9	24	1,228
Convertible debt (b)	—	87

	$411	$8,663

a)	Restricted Cash

Restricted cash is composed of a guaranteed investment certificate, bearing interest at 0.35% per annum (at December 31, 2017, bearing interest at 0.35%), pledged as collateral for a letter of credit to a landlord which automatically renews until the end of the lease.

b)	Convertible Debt

At December 31, 2018, the Company has invested $1,181 (US$ 866,000) in convertible debt of Prothera Biologics Inc. (“ProThera”). The convertible debt is convertible at the option of the issuer or the holder into preferred shares of ProThera (see note 10), denominated in U.S. dollars and earning interest at 8.0% per annum, to be received at the date of maturity which is January 3, 2020.

22 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

The transactions during the year ended December 31, 2018 and 2017 and the carrying value of the convertible debt at December 31, 2018 and 2017 were as follows:

	2018	2017
Balance at January 1,	$87	$84
Additions	955	—
Interest income	61	11
Foreign exchange revaluation	78	(8)
Change in fair value of financial instruments measured at FVPL (note 24)	(1,181)	—

Balance at December 31,	$—	$87

On January 3, 2019, the principal of the loan and the interest outstanding at December 31, 2018 were converted into preferred shares of ProThera Biologics, Inc. (“ProThera”) by the issuer.

c)	Option to purchase equipment

The Company acquired an option to purchase equipment located in Europe in January 2018 which purchase was settled by the issuance of common shares as described in note 17a. An impairment loss of $653 was subsequently recorded for the full value of the option (note 24).

8.	Capital assets

	Land and Buildings	Leasehold improvements	Production and laboratory equipment	Furniture and computer equipment	Total
Cost
Balance at January 1, 2017	$4,501	$11,145	$32,063	$2,831	$50,540
Additions	38	1,587	5,321	806	7,752
Disposals	—	—	(680)	(90)	(770)
Effect of foreign exchange differences	—	92	83	8	183

Balance at December 31, 2017	$4,539	$12,824	$36,787	$3,555	$57,705
Additions	28	2,977	2,396	279	5,680
Disposals	—	—	(452)	(58)	(510)
Effect of foreign exchange differences	—	233	154	10	397

Balance at December 31, 2018	$4,567	$16,034	$38,885	$3,786	$63,272

Accumulated depreciation
Balance at January 1, 2017	$27	$3,106	$5,227	$987	$9,347
Depreciation expense	192	580	2,221	639	3,632
Disposals	—	—	(521)	(84)	(605)
Effect of foreign exchange differences	—	40	35	2	77

Balance at December 31, 2017	$219	$3,726	$6,962	$1,544	$12,451
Depreciation expense	195	641	2,511	739	4,086
Disposals	—	—	(146)	(36)	(182)
Impairments	—	—	5,689	—	5,689
Effect of foreign exchange differences	—	54	55	6	115

Balance at December 31, 2018	$414	$4,421	$15,071	$2,253	$22,159

Carrying amounts
At December 31, 2018	$4,153	$11,613	$23,814	$1,533	$41,113
At December 31, 2017	4,320	9,098	29,825	2,011	45,254

As at December 31, 2018, there are $8,322 and $6,610 of production and laboratory equipment and leasehold improvements, respectively, net of government grants, that are not yet available for use and for which depreciation has not started ($10,219 and $3,524 as of December 31, 2017).

23 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Certain investments in equipment are eligible for government grants. The government grants receivable are recorded in the same period as the eligible additions and are credited against the capital asset addition. During the year ended December 31, 2018, the Company recognized $2 ($231 during the year ended December 31, 2017) in government grants.

As at December 31, 2018, production and laboratory equipment includes assets under finance leases with a net carrying amount of $1,044 ($1,131 as at December 31, 2017).

An impairment loss of $5,689 was recorded on certain equipment during the year ended December 31, 2018 (note 24).

9.	Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2017	$153,603	$6,102	$1,451	$161,156
Additions	963	742	757	2,462
Disposals	—	(593)	—	(593)
Effect of foreign exchange differences	6	95	5	106

Balance at December 31, 2017	$154,572	$6,346	$2,213	$163,131
Additions	5,512	639	1,145	7,296
Disposals	—	(332)	(68)	(400)
Effect of foreign exchange differences	698	344	(4)	1,038

Balance at December 31, 2018	$160,782	$6,997	$3,286	$171,065

Accumulated amortization
Balance at January 1, 2017	$3,293	$1,930	$446	$5,669
Amortization expense	197	458	289	944
Disposals	—	(195)	—	(195)
Effect of foreign exchange differences	7	57	2	66

Balance at December 31, 2017	$3,497	$2,250	$737	$6,484
Amortization expense	556	448	368	1,372
Disposals	—	(177)	(38)	(215)
Impairments	142,609	—	—	142,609
Effect of foreign exchange differences	694	317	1	1,012

Balance at December 31, 2018	$147,356	$2,838	$1,068	$151,262

Carrying amounts
At December 31, 2018	$13,426	$4,159	$2,218	$19,803
At December 31, 2017	151,075	4,096	1,476	156,647

On January 29, 2018, the Company acquired two licenses. The first license, valued at $1,743, was paid for by the issuance of warrants (note 17c). The second license was purchased for an equivalent of US$3 million; US$1 million on the date of the transaction, and another US$1 million on both the first and second anniversary of the transaction, to be settled in common shares of the Company (see note 16c for the license acquisition payment obligation and note 17a for the shares issued on the transaction date). The value attributed to the second license, based on the value recorded for the initial equity issued and the value of the payment obligation at the date of the transaction is $3,769. The estimated useful lives of the licenses is 10 years and 20 years for the first and second license, respectively.

Intangible assets include $7,106 pertaining to a reacquired right from a licensee; these rights are not yet available for use and consequently their amortization has not commenced.

An impairment loss of $142,609 was recorded on certain licenses during the year ended December 31, 2018 (note 24).

24 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

10.	Investment in an associate

At each reporting period, the Company assesses whether it has significant influence over its investments. During the quarter ended September 30, 2018, the Company concluded it exerted significant influence over ProThera, a company headquartered in Rhode Island, U.S.A., since August 15, 2018. As such, ProThera is considered an associate as well as a related party from that date and consequently, the equity investment in ProThera is accounted for using the equity method (note 2), and the transactions between the Company and its associate are disclosed in the consolidated financial statements as of December 31, 2018.

ProThera is a biotherapeutics company developing methods for using Inter-alpha Inhibitor Proteins (“IaIP”) to treat severe inflammation associated with infection, trauma and disease. The Company entered into research and development agreements as well as a license agreement with ProThera in 2015 to develop, manufacture and market IaIP for the treatment of two indications, one of which is Necrotizing Enterocolitis. As of December 31, 2018, Prometic holds 15.2% of the outstanding common shares of Prothera having a historical cost of $1,204. It also holds an investment in convertible debt of ProThera (note 7).

As required when significant influence over an investment is obtained, the investment must be measured at fair value as of the date it became an associate. A fair value approach was applied by management in developing preliminary estimates of the identifiable assets and liabilities of ProThera. These fair value assessments require management to make significant estimates and assumptions as well as applying judgment in selecting the appropriate valuation techniques, building valuation models, and compiling, preparing and validating this information. When publishing, its third quarter results at September 30, 2018, certain aspects of the valuation were not finalized, namely the valuation of the intangible assets and therefore the amounts recognized were based on the preliminary results.

During the fourth quarter of 2018, following changes to the Company’s strategic plans, an impairment of the investment in the associate, in the amount of $1,182 was recognized (note 24).

Changes in the carrying amount of the investment in an associate from the date it was initially recognized as an associate on August 15, 2018 to December 31, 2018 are as follows:

Loss and comprehensive loss of an associate from August 15 to December 31, 2018	$144
Share of losses of an associate	22
Historical cost of the investment in an associate	1,204
Less: share of losses of an associate	22
Less: impairment on investment in an associate	1,182

Carrying amount of the investment in an associate	$—

11.	Accounts payable and accrued liabilities

	December 31, 2018	December 31, 2017
Trade payables	$21,097	$19,333
Wages and benefits payable	1,975	6,839
Current portion of operating and finance lease inducements and obligations (note 15)	5,844	3,301
Current portion of settlement fee payable (note 16a)	102	102
Current portion of royalty payment obligations (note 16b)	68	—
Current portion of license acquisition payment obligation (note 16c)	1,363	—
Current portion of other employee benefit liabilities (note 16)	1,406	379

	$31,855	$29,954

25 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

12.	Advance on revenues from a supply agreement

The Company entered into a loan agreement with a customer whereby it received an advance on revenues relating to a supply agreement between the parties. The principal amount of the advance bore interest at a rate of 5% per annum and was being repaid as products were supplied and revenues received. The advance was fully repaid in September 2018.

13.	Long-term debt

The transactions during the years ended December 31, 2018 and 2017 and the carrying value of the long-term debt at December 31, 2018 and 2017 were as follows:

	2018	2017
Balance at January 1,	$87,020	$48,115
Impact of adoption of IFRS 9 (note 4a)	(110)	—
Interest accretion	18,856	7,686
Repayment of principal on long-term debt	(3,184)	(3,454)
Repayment of stated interest on long-term debt	(3,934)	(163)
Reduction of the face value of the second OID loan by $3,917	(2,639)	—
Extinguishment of loans - November 14, 2018 debt modification	(155,055)	—
Recognition of loans - November 14, 2018 debt modification	107,704	—
Drawdown on Credit Facility	71,721	21,098
Foreign exchange revaluation on Credit Facility balance	5,425	(491)
Issuance of third OID loan	—	18,363
Reduction of the face value of the third OID loan by $8,577	—	(4,134)

Balance at December 31,	$125,804	$87,020

At December 31, 2018 and 2017, the carrying amount of the debt comprised the following loans:

	2018	2017
First OID loan having a face value of $63,273 maturing on September 30, 2024 with an effective interest rate of 20.06% 1) 3)	$27,221	$32,721
Second OID loan having a face value of $17,694 maturing on September 30, 2024 with an effective interest rate of 20.06% 1) 3)	7,612	13,355
Third OID loan having a face value of $31,370 maturing on September 30, 2024 with an effective interest rate of 20.06% 1) 3)	13,495	15,815
US dollars Credit Facility draws, expiring on September 30, 2024 bearing stated interest of 8.5% per annum (effective interest rate of 18.87%) 1)	76,365	20,876
Government term loan having a principal amount of $1,000 full repayable on August 31, 2018 with an effective interest rate of 9.2% and a stated interest of 3.2% 2)	—	973
Non-interest bearing government term loan having a principal amount of $1,153 repayable in equal monthly installments of $82 until January 31, 2020 with an effective interest rate of 8.8%	1,111	2,249
Non-interest bearing government term loan having a principal amount of $1,031 full repayable on January 5, 2018 with an effective interest rate of 9.1%	—	1,031

	$125,804	$87,020
Less current portion of long-term debt	(3,211)	(3,336)

Long-term portion of long-term debt	$122,593	$83,684

1)	The loans are secured by all the assets of the Company and require that certain covenants be respected including maintaining an adjusted working capital ratio.
2)	The loan is secured by the land, the manufacturing facility and equipments located in Belleville. At December 31, 2017, the net carrying value of the secured assets was $8,678.
3)	On July 31, 2022, the OID loans will be converted into cash paying loans bearing interest at an annual rate of 10%, payable quarterly.

26 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

2018

In November 2017, the Company entered into a Credit Facility agreement bearing interest of 8.5% per annum expiring on November 30, 2019. The Credit Facility comprised two US$40 million tranches which become available to draw down once certain conditions were met. The drawdowns on the available tranches were limited to US$10 million per month.

As part of the agreement, the Company issued 54 million warrants on November 30, 2017 (“Warrants #7”) to the holder of the long-term debt in consideration for the Credit Facility. Further details concerning the warrants are provided in note 17c. At each drawdown, the value of the proceeds drawn are allocated to the debt and the warrants classified as equity based on their fair value.

A royalty agreement between the Company and holder of long-term debt became effective upon drawing on the second tranche of the Credit Facility and then was subsequently modified as part of the loan modification discussed below. The proceeds to be received upon the first three draws on the second US$40 million tranche was increased from US$10.0 million to US$11.5 million to include the consideration paid by the holder for the royalty commitment (see note 16b).

The Company drew on the remaining US$60 million available on the Credit Facility throughout the year, bringing the cumulative draws from US$20 million at December 31, 2017 to US$80 million at December 31, 2018.

The table below summarizes by quarter, the impact of the various drawdowns and the royalty proceeds on the consolidated financial statements:

			Allocation of Proceeds
Quarter	USD proceeds	CAD equivalent	Debt	Warrants	Royalty liability
Q1 2018	20,000,000	25,155,000	19,585,372	5,569,628	—
Q2 2018	11,500,000	14,768,300	12,881,631	1,886,669	—
Q3 2018	23,000,000	29,808,690	27,144,445	2,531,438	132,807
Q4 2018	10,000,000	13,280,100	12,109,314	1,170,786	—

For the August and September 2018 draws, the holder of the long-term debt used the set-off of principal right under the Original Issue Discount (“OID”) loan agreements to settle $3,917 (US$3 million) of the amounts due to the Company under the royalty agreement by reducing the face value of the second OID loan from $21,172 to $17,255. As a result, the cash proceeds received for those two draws were $25,892.

These transactions were accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $2,639 and the reduction in the face value of the OID loan of $3,917, was recorded as a loss on extinguishment of liabilities of $1,278.

On November 14, 2018, the Company and the holder of the debt modified the terms of the four loan agreements to extend the maturity date of the Credit Facility from November 30, 2019 to September 30, 2024 and all three OID loans from July 31, 2022 to September 30, 2024. Interest on amounts outstanding on the Credit Facility will continue to be payable quarterly at an annual rate of 8.5% during the period of the extension. As of July 31, 2022, the OID loans will be restructured into cash paying loans bearing interest at an annual rate of 10%, payable quarterly. The outstanding face values of the OID loans at that date will become the principal amounts of the restructured loans. As additional consideration for the extension of the maturity dates, Prometic agreed to cancel 100,117,594 existing warrants (Warrants #3 to 7) and issue replacement warrants to the holder of the long-term debt, bearing a term of 8 years and exercisable at a per share price equal to $1.00 (note 17c). The exact number of warrants to be granted will be set at a number that will result in the holder of the long-term debt having a 19.99% fully-diluted ownership level in Prometic upon issuance of the warrants, which are to be issued no later than March 15, 2019. On November 30, 2018, Warrants #3 to 7 were cancelled and 128,056,881 warrants to purchase common shares (“Warrants #8”), representing a portion of the replacement warrants, were issued. At the end of the agreed upon measurement period for calculating the number of new warrants to be issued, Prometic will issue the remaining replacement warrant under a new series of warrants (“Warrants #9”), which will give the holder the right to acquire preferred shares (note 14). The holder of the long- term debt also obtained the Company’s best efforts to support the election of a second representative of the lender to the Board of directors of the Company, and the extension of the security to the royalty agreement.

27 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Management assessed the changes made to the previous agreements and determined that the modification should be accounted for as an extinguishment of the previous loans and the recording of new loans at their fair value determined as of the date of the modification. The fair value of the modified loans, determined using a discounted cash flow model with a market interest rate of 20.1%, was $107,704. Any cost or fees incurred with this transaction were recognized as part of the gain on extinguishment, including legal fees incurred in the amount of $434 and the improvements to the terms of the warrants. To determine this value, the Company estimated the fair value of the vested warrants (Warrants #3 to 7) and the fair value of the new warrants, excluding the 6,000,000 warrants that were associated with the last draw on the Credit Facility that occurred on November 22, 2018. The incremental fair value was $8,778 of which $338 pertains to Warrants #9 (note 14).

In addition, the fees incurred in regards of the Credit Facility, that were previously recorded in the consolidated statement of financial position as other long-term assets and were being amortized and recognized in the consolidated statement of operations over the original term of the Credit Facility, were recognized as part of the gain on extinguishment for an amount of $3,245.

As a result of this transaction and the extinguishments of debt that occurred earlier in the year following the use of the set-off of principal right by the debt holder, the consolidated statement of operations for the year ended December 31, 2018, includes a gain on extinguishment of liabilities of $33,626 detailed as follows:

Gain on extinguishment of liabilities due to November 14, 2018 debt modification
Comprising the following elements:
Extinguishment of previous loans	$(155,055)
Expensing of deferred financing fees on Credit Facility	3,245
Recognition of modified loans	107,704
Expensing of increase in the fair value of the warrants	8,778
Warrants proceeds	(10)
Expensing of legal fees incurred with the debt modification	434

Gain on extinguishment of liabilities due to November 14, 2018 debt modification	$(34,904)
Loss on extinguishment of liabilities due to set-off of principal	1,278

Gain on extinguishments of liabilities	$(33,626)

At December 31, 2018, the Company was not in breach of its covenants under its credit facilities, as a result of a waiver obtained in December, wherein the holder of the long-term debt confirmed that the breached covenants will not be deemed to constitute an event of default. The holder of the long-term debt also agreed to defer the payment of interest that was originally due under the terms of the existing Credit Facility on December 31, 2018, to early January 2019.

Details of the subsequent events pertaining to the long-term debt are provided in note 32.

2017

On April 27, 2017, the Company and the holder of the long-term debt signed a third OID loan agreement and warrants (“Warrants #6”) for total proceeds of $25,010. The total proceeds were allocated to the debt based on its fair value at the issue date and the residual amount was attributed to the warrants that are classified as equity. Further details concerning the warrants are provided in note 17c. Under the terms of the loan, the Company will repay the face value of the OID loan, in the amount of $39,170 at maturity on July 31, 2022. The OID loan was recorded at its fair value at the transaction date less the associated transaction costs of $184 for a net amount of $18,363. The fair value of the loan was determined using a discounted cash flow model for the debt instrument with a market interest rate of 15.5%.

In July 2017, the holder of the long-term debt used the set-off of principal right under the loan agreements, to settle the amounts due to the Company, following its participation in a private placement for 5,045,369 common shares which occurred concurrently with the closing of a public offering of common shares on July 6, 2017.

28 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

As a result, the face value of the third OID loan was reduced by $8,577, from $39,170 to $30,593. The reduction of $8,577 is equivalent to the value of the shares issued at the agreed price of $1.70 concluded in connection with the private placement. This transaction was accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $4,134 and the amount recorded for the shares issued of $8,325, as explained in the following paragraph, was recorded as a loss on extinguishment of a liabilities of $4,191.

The shares were recorded at fair value, determined using the closing price of $1.65 on the date of issue July 6, 2017, resulting in a value of the shares issued of $8,325.

On November 30, 2017, the Company entered into the Credit Facility agreement.

The Company drew on the Credit Facility on November 30, 2017 and on December 14, 2017 respectively. The total proceeds allocated to the debt upon the two drawdowns in 2017 was $21,098. The fair value of the debt was determined using a discounted cash flow model for the debt instrument with a market interest rate of 16.4%. The fees incurred in regards of the Credit Facility, which comprise legal fees and also the 10,000,000 warrants issued upon signature of the Credit Facility (note 17c), for a total of $5,473 have been recorded in the consolidated statement of financial position as other long-term assets and will be amortized and recognized into the consolidated statement of operations over the term of the Credit Facility.

14.	Warrant Liability

As consideration for the modification of the terms of the loan agreements (note 13), the Company has a commitment to issue Warrants #9 to the holder of the long-term debt on or before March 15, 2019. The exact number of warrants will be based on the number of warrants necessary to increase the ownership of the holder of the long-term debt to 19.99% on a fully diluted basis at the date of issuance. Each warrant will entitle the holder to acquire one preferred share (note 17a) at a price of $1 per share and will expire eight years after their date of issuance. The Warrants #9 do not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they must be accounted for as a financial instrument carried at FVPL.

The estimated fair-value of these warrants at as November 14, 2018 and as December 31, 2018 was $338 and $157. The change in fair value of the warrants, a gain of $181 was recorded in the consolidated statements of operations. These fair values were calculated using a Black-Scholes option pricing model with the assumptions provided in the table below. In order to estimate the fair-value of the underlying preferred share, the Company has used the market price of Prometic’s common share at the date of the estimate, discounted for the fact that the preferred shares are illiquid. The value of the discount was calculated using a European put option model to sell a common share of Prometic at the price of $1 per share in 20 years.

The following assumptions were used in determining the fair value of Warrants #9 on November 14, 2018, the date of issuance, and December 31, 2018:

	November 14, 2018	December 31, 2018
Underlying preferred share fair value	0.22	0.13
Number of warrants to be issued	9,781,576	14,088,498
Volatility	45.9%	44.5%
Risk-free interest rate	2.76%	2.82%
Remaining life until expiry	8.0	7.9
Expected dividend rate	—	—

29 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

15.	Operating and finance lease inducements and obligations

	December 31, 2018	December 31, 2017
Finance lease obligations	$818	$972
Deferred operating lease inducements and obligations	6,876	4,402

	$7,694	$5,374
Less current portion of operating and finance lease inducements and obligations (note 11)	(5,844)	(3,301)

	$1,850	$2,073

The following table presents the future minimum finance lease payments as of December 31, 2018:

	Within 1 year	2 - 5 years	Total
Future minimum lease payments	$415	$485	$900
Less future finance costs	(52)	(30)	(82)

Finance lease obligation	$363	$455	$818

16.	Other long-term liabilities

	December 31, 2018	December 31, 2017
Settlement fee payable (a)	$102	$190
Royalty payment obligations (b)	3,077	2,963
License acquisition payment obligation (c)	2,726	—
Other employee benefit liabilities	2,399	593
Other long-term liabilities	330	70

	$8,634	$3,816
Less:
Current portion of settlement fee payable (note 11)	(102)	(102)
Current portion of royalty payment obligations (note 11)	(68)	—
Current portion of license acquisition payment obligation (note 11)	(1,363)	—
Current portion of employee benefit liabilities (note 11)	(1,406)	(379)

	$5,695	$3,335

a)	Settlement of litigation

During the year ended December 31, 2012, the Company was served with a lawsuit in the Federal Court of Canada (Court) relating to a claim for infringement of two Canadian issued patents held by a third party plaintiff, GE Healthcare Biosciences AB (“GE”). The Company filed a statement of defence on the infringement claims, in addition to a counterclaim requesting that the Court declare both patents invalid and unenforceable.

The Company and GE entered into a settlement and license agreement on October 25, 2016 to mutually discontinue all past claims and counterclaims between the parties and to commercialize the underlying technologies over the term of the license, which shall not extend, on a country-by-country basis, beyond October 2021 (the “Term”). Under the agreement, Prometic shall pay GE an aggregate amount of $1,000 between October 25, 2016 and October 25, 2020 in consideration thereof, Minimum Annual Royalty (“MAR”) payments totaling $587 over the Term and a 2% net sales royalty on sales of certain Prometic bioseparation products to third parties and affiliates during the Term; the royalties being creditable against the MAR. After the Term of the agreement, sales of the products will be royalty-free. The net sales royalty expense will be recorded as such product sales are recognized.

30 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

b)	Royalty payment obligations

i)	Royalty payment obligations to the holder of the long-term debt

During the second quarter of 2018, the Company signed a royalty agreement with the holder of the long-term debt at the same time as certain conditions pertaining to the second advance of the Credit Facility were modified. As a result of the agreement, the Company obtained the right to receive US$1.5 million milestone payments upon each draw of the second tranche of the Credit Facility in exchange for increasing royalty entitlements on future revenues relating to patents existing as of the date of the agreement of PBI-1402 and analogues, including PBI-4050. The agreement includes a minimum royalty payment of US$5,000 per quarter until approximately 2033 and a liability of $138 was recognized in the consolidated statement of financial position at December 31, 2018 representing the discounted value of the minimum royalty payments to be made until the expiry of the patents covered by the agreement, using a discount rate of 18.57%. In the case where royalties based on revenues became payable, the minimum royalty previously paid would be deducted from future remittances.

On November 14, 2018, as part of the debt modification agreement, the royalty rate was increased from 1.5% to 2% on future revenues relating to the specified patents and the right to receive the final US$1.5 million milestone payment was foregone.

ii)	Royalty payment obligation for reacquired rights

As part of the consideration given by the Company in 2016 for the reacquisition of the rights to 50% of the worldwide profits pertaining to the sale of plasminogen for the treatment of plasminogen congenital deficiency which were previously granted to a licensee under a license agreement, the Company agreed to make royalty payments on the sales of plasminogen for congenital deficiency, using a rate of 5% up to a total of US$2.5 million. If by December 2020 the full royalty obligation has not been paid, the unpaid balance will become due. The Company has recognized a royalty payment obligation of $2,898 (US$2.1 million) in the consolidated statement of financial position at December 31, 2018 ($2,963 at December 31, 2017), representing the discounted value of the expected royalty payments to be made until December 2020, using a discount rate of 9.2%.

c)	Licence acquisition payment obligation

In consideration for acquiring a license (note 9), the Company agreed to pay an equivalent of US$3 million; US$1 million on the date of the transaction, and US$1 million on both the first and second anniversary of the transaction, to be settled in common shares of the Company. A $2,726 financial liability has been recognised for the second and third payments.

17.	Share capital and other equity instruments

Details of the subsequent events pertaining to Share capital and other equity instruments are provided in note 32.

a)	Share capital

Authorized and without par value:

Common shares: unlimited number authorized, participating, carrying one vote per share, entitled to dividends.

Preferred shares: unlimited number authorized, issuable in one or more series.

•

Unlimited number of series A preferred shares, no par value, non-voting, ranking in priority to the common shares, entitled to the same dividends as the common shares, non-transferable, redeemable at the redemption amount offered for the common shares upon a change in control event.

	December 31, 2018		December 31, 2017
	Number	Amount	Number	Amount
Issued common shares	720,368,286	$583,517	710,593,273	$575,550
Share purchase loan to a former officer	—	(400)	—	(400)

Issued and fully paid common shares	720,368,286	$583,117	710,593,273	$575,150

31 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

At December 31, 2017, the maturity date of the outstanding share purchase loan issued to an officer of the Company was the earlier of (i) March 31, 2019 or (ii) 30 days preceding a targeted NASDAQ or NYSE listing date of Prometic’s shares. The share purchase loan bears interest at prime plus 1%.

Changes in the issued and outstanding common shares during the years ended December 31, 2018 and 2017 were as follows:

	December 31, 2018		December 31, 2017
	Number	Amount	Number	Amount
Balance - beginning of year	710,593,273	$575,150	623,229,331	$480,237
Issued to acquire assets	1,113,342	1,960	—	—
Issued to acquire non-controlling interest (note 18)	4,712,422	3,629	—	—
Exercise of future investment rights (note 17d)	—	—	44,791,488	27,594
Exercise of stock options (note 17b)	1,689,624	1,073	3,086,203	811
Shares issued under restricted share units plan (note 17b)	313,625	554	3,190,882	5,058
Share issued for cash	1,946,000	751	31,250,000	53,125
Issued in consideration of loan extinguishment (note 13)	—	—	5,045,369	8,325

Balance - end of year	720,368,286	$583,117	710,593,273	$575,150

2018

On January 29, 2018, the Company issued 742,228 common shares in partial payment for the acquisition of a license (note 9) and 371,114 common shares to acquire an option to buy production equipment currently located in Europe (note 7). Based on the $1.76 share price on that date, the values attributed to the shares issued were $1,960.

On April 27, 2018, the Company reacquired the non-controlling shareholders’ 13% interest in Prometic Bioproduction Inc. in exchange for the issuance of 4,712,422 common shares. Based on the $0.77 share price on that date, the value attributed to the shares issued was $3,629 (note 18).

On November 27, 2018, the Company entered into an ”At-the-Market” (“ATM”) equity distribution agreement (“EDA”) under which the Company is able, at its discretion and from time to time, subject to conditions in the EDA, to offer common shares through ATM issuances on the TSX or any other marketplace for aggregate proceeds not exceeding $31.0 million. This agreement provides that common shares are to be sold at market prices prevailing at the time of sale. Through December 31, 2018, the Company has issued a total of 1,946,000 common shares at an average price of $0.39 per share under the ATM for aggregate gross proceeds of $751, less transaction costs of $23 recorded in deficit, for total net proceeds of $728.

2017

On July 6, 2017, the Company issued 31,250,000 common shares following a bought deal public offering for gross proceeds of $53,125. The underwriters received a cash commission of 6% of the gross proceeds of the offering. Concurrently with the bought deal public offering, the Company concluded a private placement with the holder of the long-term debt. Using the rights conveyed under the loan agreement, the holder of the long-term debt elected to extinguish a portion of the face value of the third OID loan as consideration for the 5,045,369 shares issued (note 13). The aggregate issuance costs related to these issuances, including the commission, in the amount of $3,878, were recorded against the deficit during the year ended December 31, 2017.

b)	Contributed surplus (share-based payments)

Stock options

The Company has established a stock option plan for its directors, officers, employees and service providers. The plan provides that the aggregate number of shares reserved for issuance at any time under the plan may not exceed 40,634,585 common shares and the maximum number of common shares, which may be reserved for issuance to any individual, may not exceed 5% of the outstanding common shares. The stock options issued under the plan may be exercised over a period not exceeding ten years from the date they were granted. The vesting period of the stock options varies from immediate vesting to vesting over a period not exceeding 5 years. Participants meeting certain service and age requirements may see the vesting of certain awards accelerate upon retirement. The vesting conditions are established by the Board of Directors on the grant date. The exercise price is based on the weighted average share price for the five business days prior to the grant.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Changes in the number of stock options outstanding during the years ended December 31, 2018 and 2017 were as follows:

	2018		2017
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance - beginning of year	14,463,270	$1.79	14,372,640	$1.41
Granted	10,882,961	0.76	3,809,870	1.99
Forfeited	(428,578)	1.99	(630,037)	2.53
Exercised	(1,689,624)	0.38	(3,086,203)	0.16
Expired	(1,413,000)	0.41	(3,000)	0.12

Balance - end of year	21,815,029	$1.47	14,463,270	$1.79

During the year ended December 31, 2018, 10,882,961 options having a contractual term of 10 years were granted.

During the year ended December 31, 2018, 1,689,624 stock options were exercised resulting in cash proceeds of $635 and a transfer from contributed surplus to share capital of $438. The weighted average share price on the date of exercise of the options during the year ended December 31, 2018 was $1.04.

During the year ended December 31, 2017, 177,050 and 3,632,820 options having a contractual term of five and ten years respectively were granted. All other outstanding options have a contractual term of five years.

During the year ended December 31, 2017, 3,086,203 options were exercised resulting in cash proceeds of $481 and a transfer from contributed surplus to share capital of $330. The weighted average share price on the date of exercise of the options during the year ended December 31, 2017 was $1.71.

At December 31, 2018, stock options issued and outstanding by range of exercise price are as follows:

Range of exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.34 - $0.88	10,860,761	9.9	$0.76	727,822	$0.77
$1.10 - $2.02	2,731,036	1.7	1.27	2,335,427	1.22
$2.07 - $2.44	5,595,533	5.1	2.23	3,423,087	2.29
$2.55 - $3.19	2,627,699	2.4	2.98	1,683,194	2.98

	21,815,029	6.7	$1.47	8,169,530	$1.99

The Company uses the Black-Scholes option pricing model to calculate the fair value of options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the year ended December 31, 2018 and 2017 were as follows:

	2018	2017
Expected dividend rate	—	—
Expected volatility of share price	66.1%	61.8%
Risk-free interest rate	2.1%	1.2%
Expected life in years	7.9	6.8
Weighted average grant date fair value	$0.22	$1.19

The expected volatility was based on historical volatility of the common shares while the expected life was based on the historical holding patterns. The fair value of the grants is expensed over the vesting period on the assumption that between 3.6% to 5.9% (between 3.4% and 5.5% in 2017) of the unvested stock options will be forfeited annually over the service period.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

A share-based payment compensation expense of $3,372 was recorded for the stock options for the year ended December 31, 2018 ($3,436 for the year ended December 31, 2017).

Restricted share units

The Company has established an equity-settled restricted share units plan for executive officers of the Company, as part of its incentive program designed to align the interests of its executives with those of its shareholders, and in accordance with its Long Term Incentive Plan. The vesting conditions are established by the Board of Directors on the grant date and must generally be met within 3 years. Participants meeting certain service and age requirements may see the vesting of certain awards accelerate upon retirement. Each vested RSU gives the right to receive a common share.

2018

On December 4, 2018, the Company granted 10,356,110 RSU to management (the “2018-2020 RSU”) with a time period to meet the vesting conditions extending to December 31, 2020. The grant included 2,385,909 units that vest at a rate of 33.3% at the end of each year and become available for release at the time of vesting, and 7,970,201 units that have performance-based conditions with a scaling payout depending on performance (ranging from 0% to 150%). These 2018-2020 performance-based RSU will only vest at the end of 2020 if individual RSU objectives are met and if the participant is still employed by the Company at that time.

2017

During 2017, the Board decided to replace 1,220,623 of the expired RSU with an equivalent number of RSU keeping the same vesting conditions but extending the evaluation period for the attainment of the objectives by one year to December 31, 2017. The replacement RSU were issued on April 11, 2017. This transaction was accounted for as a modification of the existing RSU that did not have an impact on the value of the RSU.

The RSU granted prior to the grant on November 24, 2017 vest upon achievement of various corporate and commercial objectives and the underlying shares become available for issuance once the RSU are vested. On November 24, 2017, the Company granted 6,228,456 RSU to management (the “2017-2019 RSU”), the time period to meet the vesting conditions goes until December 31, 2019. The grant included 1,132,448 units that vest at a rate of 33.3% at the end of each year and become available for release at the time of vesting, and 5,096,008 units that have performance-based conditions with a scaling payout depending on performance. These 2017-2019 performance based RSU will only vest at the end of 2019 if individual RSU objectives are met and if the participant is still at the employ of the Company at that time.

Changes in the number of RSU outstanding during the years ended December 31, 2018 and 2017 are presented in the following table. The units granted represent the maximum payout possible based on achievement of all objectives.

	2018	2017
Balance - beginning of year	10,561,283	9,999,251
Granted	10,356,110	7,449,079
Expired	(2,032,872)	(3,157,311)
Forfeited	(53,329)	(538,854)
Released	(313,625)	(3,190,882)

Balance - end of year	18,517,567	10,561,283

The grant date fair value of a 2018-2020 RSU is $0.39 (2017-2019 RSU is $1.42). A share-based payment compensation expense of $3,350 was recorded during the year ended December 31, 2018 ($5,226 for the year ended December 31, 2017). At December 31, 2018, there were 3,303,687 vested RSU outstanding (1,895,224 at December 31, 2017) and 15,213,880 unvested RSU outstanding (8,666,059 at December 31, 2017). During the year ended December 31, 2018, 313,625 vested RSU were released and an equivalent number of shares were issued out of treasury resulting in a transfer from contributed surplus to share capital of $554 (3,190,882 and $5,058 respectively at December 31, 2017).

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Share-based payment expense

The total share-based payment expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the years ended December 31, 2018 and 2017 as indicated in the following table:

	2018	2017
Cost of sales and other production expenses	$299	$370
Research and development expenses	2,295	4,150
Administration, selling and marketing expenses	4,128	4,142

	$6,722	$8,662

c)	Warrants

The following table summarizes the changes in the number of warrants outstanding during the years ended December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance of warrants - beginning of year	121,672,099	$2.11	57,071,692	$2.21
Issued to acquire assets	4,000,000	3.00	—	—
Issued for cash	—	—	64,600,407	2.03
Cancelled - debt modification	(100,117,594)	2.38	—	—
Issued - debt modification	128,056,881	1.00	—	—

Balance of warrants - end of year	153,611,386	$1.03	121,672,099	$2.11

Balance of warrants exercisable - end of year	149,611,386	$0.98	87,672,099	$2.27

2018

On January 29, 2018, the Company issued 4,000,000 warrants to acquire common shares, as consideration for a license. The warrants have an exercise price of $3.00 per share and expire after five years. 2,000,000 warrants become exercisable after one year and 2,000,000 warrants become exercisable after two years. The fair value of the warrants and consequently the value of the license is $1,743 and was determined using a Black-Scholes option pricing model.

As the Company drew an amount of US$10 million on the Credit Facility on each of January 22, February 23, April 30, August 2, September 21, and November 22, 2018, the amounts received were allocated to the debt and the Warrants #7 that vested upon the draw, based on their fair value at the time of the drawdown. The aggregate value of the proceeds attributed to the warrants that became exercisable on those dates was $11,159, which was recorded in equity.

On November 14, 2018 an agreement was signed between the Company and the holder of the long-term debt to extend the maturity of the three OID loans and the Credit Facility (note 13). As part of the cost for the debt modification, the Company proceeded on November 30, 2018 to cancel 100,117,594 existing warrants (Warrants #3 to 7) and replace them with 128,056,881 new warrants (Warrants #8), each giving the holder the right to acquire one common share at an exercise price of $1.00 per share, paid either in cash or in consideration of the lender’s cancellation of an equivalent amount of the face value of an OID loan. The warrants expire on November 30, 2026. A payment of $10 was received from the holder of the long-term debt as part of this transaction. The increase in the fair value of the replacement warrants compared to those cancelled was $8,440 at the date of the modification. This value in addition to the payment received was recorded in shareholders’ equity – warrants and the corresponding debit was recorded against the gain on extinguishment of liabilities relating to the debt modification (note 13).

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

2017

On April 27, 2017, pursuant to a financing for total proceeds of $25,010, the Company issued additional debt and the Sixth Warrants to the holder of the long-term debt. Further details concerning the debt issued are provided in note 13. The Sixth Warrants consist of 10,600,407 warrants, each giving the holder the right to acquire one common share at an exercise price of $3.70, paid either in cash or in consideration of the lender’s cancellation of an equivalent amount of the face value of an OID loan. The warrants expire on October 26, 2023. The value of the proceeds attributed to the warrants of $6,463 was recorded in warrants and future investment rights. The issuance cost related to the warrants, in the amount of $145, has been recorded against the deficit.

On November 30, 2017, pursuant to entering into a Credit Facility agreement, the Company issued Warrants #7 to the holder of the long-term debt. Further details concerning the Credit Facility are provided in note 13. The Warrants #7 consist of 54,000,000 warrants from which 10,000,000 warrants were exercisable as of the date of the agreement and the remaining 44,000,000 warrants became exercisable when the Company drew upon the Credit Facility in increments of US$10 million. Each warrant gives the holder the right to acquire one common share at an exercise price of $1.70. The warrants expire on June 30, 2026. Although the warrants are issued and outstanding in the warrant table above, for accounting purposes, these warrants will be recognized and measured at the time they become exercisable.

The amount of each US$10,000,000 drawdown on the Credit Facility is allocated to the debt and the warrants based on their fair value at the time of the drawdown. The initial 10,000,000 warrants exercisable upon signature of the agreement were valued at $5,214 and were recognized as a deferred financing costs with the offsetting entry in equity. The Company drew on the facility on November 30, 2017 and on December 14, 2017 and the value of the proceeds attributed to the warrants was $2,363 and $2,245 respectively, which was recorded in equity. Issuance cost related to the issuance of the Seventh Warrants, in the amount of $125, have been recorded against the deficit.

As at December 31, 2018, the following warrants, classified as equity, to acquire shares were outstanding:

Number	Expiry date	Exercise price
277,910	September 2019	$6.39
1,000,000	September 2021	0.52
20,276,595	September 2021	0.77
4,000,000	January 2023	3.00
128,056,881	November 2026	1.00

153,611,386		$1.03

d)	Future investment rights

The future investment rights issued by the Company provide essentially the same rights as the warrants to the holders. The following table summarizes the changes in the number of future investment rights outstanding during the years ended December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance of future investment rights - beginning of year	—	$—	44,791,488	$0.47
Exercise of future investment rights	—	—	(44,791,488)	0.47

Balance of future investment rights - end of year	—	$—	—	$—

On February 3, 2017, all of the 44,791,488 future investment rights were exercised resulting in cash proceeds of $21,052 and a transfer from future investment rights to share capital of $6,542.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

18.	Non-controlling interests

The interest in the subsidiaries for which the Company held less than 100 % interest during 2018 and 2017 are as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation	Proportion of ownership interest held by the group
			2018	2017
Prometic Bioproduction Inc. (“PBP”)	Plasma-derived therapeutics	Quebec, Canada	100%	87%
Pathogen Removal and Diagnostic Technologies Inc. (“PRDT”)	Bioseparations	Delaware, U.S.	77%	77%
NantPro Biosciences, LLC (“NantPro”)	Plasma-derived therapeutics	Delaware, U.S.	73%	73%

In April 2018, the Company and the non-controlling shareholders of Prometic Bioproduction Inc. entered into an agreement whereby Prometic acquired the non-controlling shareholders 13% interest in the subsidiary in exchange for 4,712,422 common shares of the Company. Consequently, $15,278 was recognized in the deficit to reflect Prometic’s increase in the ownership of the subsidiary, representing the difference in value between the $3,629 of equity issued in payment of the 13% ownership acquired and $11,649 of total net liabilities attributed to the NCI at the date of the transaction that was derecognized from the statement of financial position.

Summarized financial information for the entities having a non-controlling interest at December 31, 2018 and 2017 is provided in the following tables. This information is based on amounts before inter-company eliminations.

2018

Summarized statements of financial position

	PRDT	NantPro
Capital and intangible assets (long-term)	$351	$—
Trade and other payables (current)	(613)	—
Intercompany loans and lease inducements and obligations (long-term)	(15,672)	—

Total equity (negative equity)	$(15,934)	$—

Attributable to non-controlling interests	$(6,542)	$—

Summarized statements of operations

	PRDT	NantPro
Revenues or services rendered to other members of the group	$839	$—
Cost of sales and production	(190)	(10,526)
Research and development expenses	(179)	(30)
Adminstration and other expenses	(1,001)	(131)
Impairment loss	—	(141,025)

Net loss and comprehensive loss	$(531)	$(151,712)

Attributable to non-controlling interests	$(641)	$(40,962)

2017

Summarized statements of financial position

	PBP	PRDT	NantPro
Investment tax credits receivables and other current assets	$13,250	$—	$—
Capital and intangible assets (long-term)	20,427	398	141,025
Trade and other payables (current)	(6,965)	(417)	—
Intercompany loans (long-term)	(120,789)	(15,003)	—

Total equity (negative equity)	$(94,077)	$(15,022)	$141,025

Attributable to non-controlling interests	$(10,722)	$(5,901)	$38,070

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Summarized statements of operations

	PBP	PRDT	NantPro
Revenues or services rendered to other members of the group	$3,712	$181	$—
Cost of sales and production	(1,635)	—	—
Research and development expenses	(34,027)	(335)	(17,482)
Administration and other expenses	(4,587)	(957)	(210)

Net loss and comprehensive loss	$(36,537)	$(1,111)	$(17,692)

Attributable to non-controlling interests	$(4,750)	$(779)	$(4,776)

During the year ended December 31, 2017, PBP used $24,394 and $3,544 in cash for its operating and investing activities respectively and received $28,200 from financing activities.

The non-controlling interests balance on the consolidated statements of financial position and the losses allocated to non-controlling interests in the consolidated statements of operations, per subsidiary are as follows:

	2018	2017
Consolidated statements of financial position:
Prometic Bioproduction Inc.	$—	$(10,722)
Pathogen Removal and Diagnostic Technologies Inc.	(6,542)	(5,901)
NantPro Biosciences, LLC	—	38,070

Total non-controlling interests	$(6,542)	$21,447

	2018	2017
Consolidated statements of operations:
Prometic Bioproduction Inc.	$(927)	$(4,750)
Pathogen Removal and Diagnostic Technologies Inc.	(641)	(779)
NantPro Biosciences, LLC	(40,962)	(4,776)

Total non-controlling interests	$(42,530)	$(10,305)

The NantPro Biosciences, LLC non-controlling interest’s share in the funding of the subsidiary by Prometic was $2,892 for the year ended December 31, 2018 ($4,776 for the year ended December 31, 2017) and has been presented in the consolidated statements of changes in equity.

19.	Capital disclosures

	2018	2017
Warrant liability	$157	$—
Finance lease obligations	818	972
Long-term debt	125,804	87,020
Total equity (negative equity)	(63,146)	143,431
Cash	(7,389)	(23,166)

Total Capital	$56,244	$208,257

The Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, administration, selling and marketing expenses, working capital and overall expenditures on capital and intangible assets. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders, whenever possible. The Company is subject to one externally imposed capital requirement (note 13) and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2017.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

20.	Revenues

	2018	2017
Revenues from the sale of goods	$45,584	$16,461
Milestone and licensing revenues	—	19,724
Revenues from the rendering of services	1,291	1,930
Rental revenue	499	1,000

	$47,374	$39,115

In August 2017, the Company entered into a licensing agreement with a third-party in China and as a result, milestone and licensing revenues of $19,724 were recorded during the third quarter of 2017. The third party having not remitted funds associated with the license fee and initial milestone payment within the specified payment terms was consequently in breach of the agreement. As a result, the Company was in a position to exercise its contractual rights and opted to terminate the agreement in March 2018 thereby returning all the rights previously conferred under the license agreement back to Prometic. The Company wrote-off the accounts receivable to bad debt expense as at December 31, 2017 (note 30b).

21.	Supplemental Information included in the consolidated statements of operations

Year ended December 31,	2018	2017
a) Government assistance included in research and development
Gross research and development expenses	$94,841	$101,946
Research and development tax credits	(3,175)	(1,554)

	$91,666	$100,392

b) Finance costs
Interest accretion on long-term debt	$18,856	$7,686
Amortization of fees for Credit Facility	2,625	208
Other interest expense, transaction and bank fees	886	384
Interest income	(307)	(313)

	$22,060	$7,965

c) Wages and salaries
Wages and salaries	$46,775	$44,211
Employer’s benefits	8,377	8,556
Share-based payments expense	6,722	8,662

Total employee benefit expense	$61,874	$61,429

22.	Pension plan

The Company maintains a defined contribution pension plan for its permanent employees. The Company matches the contributions made by employees who elect to participate in the plan up to a maximum percentage of their annual salary. The Company’s contributions recognized as an expense for the year ended December 31, 2018 amounted to $1,635 ($1,596 for the year ended December 31, 2017).

23.	Government assistance

The Company has received government grants from the Isle of Man Government relating to operating and capital expenditures to be incurred by the Company and are disbursed to the Company when such expenditures are made.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

The Isle of Man Government reserves the right to reclaim part or all of the grants received should the Company leave the Isle of Man according to the following schedule – 100% repayment within five years of receipt, then a sliding scale after that for the next 5 years; year 6 - 80%; year 7 - 60%; year 8 - 40%; year 9 - 20%; year 10 - 0%.

If the Company were to cease operations in the Isle of Man as December 31, 2018, it would be required to repay $1,806 in relation to grants received in the past amounting to $2,064. No provision has been made in these consolidated financial statements for any future repayment relating to the grants received.

24.	Impairment losses

The following table represents the details of impairment losses recorded for the year ended December 31, 2018 ($Nil for the year ended December 31, 2017).

2018
Impairment on IVIG CGU:
Intangible assets (note 9)	$142,609
Fixed assets (note 8)	5,689
Option to purchase equipment (note 7c)	653

$148,951
Impairment on Prothera:
Investment in an associate (note 10)	$1,182
Deferred revenue	(181)

$1,001

$149,952

As a result of various events affecting the Company during 2018, including; 1) the delay of the commercial launch of RyplazimTM following the identification by the FDA of a number of changes required in the Chemistry, Manufacturing and Controls (“CMC”) section of the Biological License Application (“BLA”) submission for congenital plasminogen deficiency, 2) the Company’s limited financial resources since the fourth quarter of 2018, which significantly delayed manufacturing expansion plans and resulted in the Company focusing its resources on refiling the RyplazimTM BLA as soon as possible; 3) the recognition of the larger than anticipated commercial opportunities for RyplazimTM, and 4) the change in executive leadership in December 2018, the Company modified its strategic plans during the fourth quarter to focus all available plasma-derived therapeutic segment resources on the manufacturing and development of RyplazimTM, for the treatment of congenital plasminogen deficiency and other indications.

These changes and their various impacts prompted Management to perform an impairment test of the IVIG cash generating unit, which includes assets such as the licenses held by NantPro and Prometic Biotherapeutics inc. amongst others, manufacturing equipment located at our Canadian manufacturing facilities and the CMO facility at December 31, 2018, and to review whether other assets pertaining to follow-on proteins might be impaired.

In regards to the IVIG CGU, the substantial work, time and investment required to complete a robust CMC package for IVIG prior to the BLA filing, the limited resources available to complete the CMC section and the reduction of the forecasted IVIG production capacity at all plants will significantly delay the commercialisation of IVIG compared to previous timelines and as a result, cash inflows beginning beyond 2023 were not considered in the determination of the value in use due to the inherent uncertainty in forecasting cash flows beyond a five year period. As a result, the value in use for the IVIG CGU was $Nil. Management also evaluated the fair value less cost to sell and determined that this value would also approximated $Nil.

Consequently, impairment losses for the carrying amounts of the NantPro license and a second license acquired in January 2018, giving the rights to use IVIG clinical data and the design plans for a plant with a production capacity in excess of current needs, of $141,025 and $1,584, respectively, were recorded. An impairment was also recorded on the option to purchase equipment in the amount of $653 since the likelihood of exercising this option is low in view of the current manufacturing and production plans. Finally, an impairment of $5,689 was recorded on IVIG production equipment, to reduce its value to the fair value less cost to sell. When performing the impairment test in the previous year, a pre-tax discount rate of 17.33% was used to calculate the value in use at November 30, 2017 equivalent to a post-tax discount rate of 11.87%.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Management also reviewed the carrying amount of its investment in ProThera, as this represents an investment in follow-on proteins the Company had acquired, since the resources for further advancement of these assets are currently limited due to the focus on RyplazimTM. The uncertainty of future cash flows for therapeutics that have not yet commenced phase 1 trials was an important consideration is making these estimates. As a result, the Company recorded an impairment on its investment in an associate of $1,182 and the fair value of the investment in convertible debt was also reduced to $Nil. The value in use and the fair value less cost to sell of the investment in an associate were estimated to approximate $Nil, as was the fair value of the convertible debt.

25.	Income taxes

The income tax recovery reported in the consolidated statement of operations for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Current income taxes	$(6,204)	$(3,165)
Deferred income taxes	(13,815)	(11,587)

	$(20,019)	$(14,752)

The following table provides a reconciliation of the income tax recovery calculated at the combined statutory income tax rate to the income tax recovery recognized in the consolidated statements of operations:

	2018	2017
Net loss before income taxes	$(257,915)	$(134,788)
Combined Canadian statutory income tax rate	26.7%	26.8%

Income tax at combined income tax rate	(68,863)	(36,123)
Increase (decrease) in income taxes resulting from:
Unrecorded potential tax benefit arising from current-period losses and other deductible temporary differences	29,693	35,568
Effect of tax rate differences in foreign subsidiaries	4,481	(2,513)
Non-deductible or taxable items	6,074	(1,132)
Change in tax rate	242	(6,175)
Write off of previously recognized tax losses	22,415	—
Non taxable gain on debt renegociation	(8,784)	—
Recognition of previous years unrecognized deferred tax assets	—	(1,221)
Research and development tax credit	(5,072)	(4,193)
Foreign witholding tax	—	1,039
Other	(205)	(2)

	$(20,019)	$(14,752)

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

The following table presents the nature of the deferred tax assets and liabilities that make up the deferred tax assets and deferred tax liabilities balance at December 31, 2018 and 2017.

	Intangible assets	R&D expenses	Losses	Other	Total
As at January 1, 2017	$40,690	$(97)	$(15,426)	$28	$25,195
Charged (credited) to profit or loss	(13,209)	(841)	2,582	(7)	(11,475)
Charged (credited) to profit and loss (foreign exchange)	—	—	684	—	684

As at December 31, 2017
Deferred tax liabilities	$27,481	$(938)	$(12,160)	$21	$14,404
Charged (credited) to profit and loss	(27,481)	320	13,356	(9)	(13,814)
Charged (credited) to profit and loss (foreign exchange)	—	—	(1,196)	—	(1,196)

As at December 31, 2018	$—	$(618)	$—	$12	$(606)

Comprised of the following:
Deferred tax assets	—	(618)	—	12	(606)
Deferred tax liabilities	$—	$—	$—	$—	$—

Available temporary differences not recognized at December 31, 2018 and 2017 are as follows:

	2018	2017
Tax losses (non-capital)	$461,123	$280,002
Tax losses (capital)	36,951	33,962
Unused research and development expenses	86,255	72,636
Undeducted financing expenses	19,007	17,894
Interest expenses carried forward	7,433	8,176
Trade and other payable	1,579	1,141
Capital assets	1,753	580
Intangible assets	88,980	95,980
Start-up expense	4,290	3,952
Unrealized loss on exchange rate	—	413
Other	1,252	241

	$708,623	$514,977

At December 31, 2018, the Company has non-capital losses of $492,945 of which $461,123 are available to reduce future taxable income for which the benefits have not been recognized. These losses expire at various dates from 2022 to 2038 (except for the non-capital losses in the United Kingdom which do not expire). The Company has capital losses of $36,951 that are available to reduce future taxable income for which the benefits have not been recognized. These tax attributes can be carried forward indefinitely. At December 31, 2018, the Company also has unused research and development expenses of $88,586 of which $86,255 are available to reduce future taxable income for which the benefits have not been recognized. These expenses can be carried forward indefinitely.

At December 31, 2018, the Company also had unused federal tax credits available to reduce future income tax in the amount of $21,078 expiring between 2022 and 2038. Those credits have not been recorded and no deferred income tax assets have been recognized in respect to those tax credits. An amount of $877 of credits was utilized in the current taxation year to shelter an income tax expense of the current taxation year.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

The unused non-capital losses expire as indicated in the table below:

	Canada		Foreign
At December 31, 2018	Federal	Provincial	Countries
Losses carried forward expiring in:
2022	$—	$—	$1,977
2023	—	—	3,212
2024	—	—	4,319
2025	—	—	3,375
2026	—	—	8,353
2027	—	—	12,041
2028	3,510	3,495	8,577
2029	—	—	7,445
2030	76	76	11,903
2031	977	977	3,440
2032	855	855	1,933
2033	4,215	3,975	2,319
2034	8,761	8,261	13,770
2035	9,401	10,826	28,215
2036	30,186	22,668	44,588
2037	43,643	44,014	54,090
2038	47,891	47,890	43,478

	$149,515	$143,037	$253,035

As at December 31, 2018, the Company and its subsidiaries have tax losses which arose in the United Kingdom of $90,396 that are available to reduce future taxable income for which the benefits have not been recognized. These tax attributes can be carried forward indefinitely.

Details of the subsequent event pertaining to income taxes has been provided in note 32.

26.	Segmented information

The Company’s three operating segments are Small molecule therapeutics, Plasma derived therapeutics and Bioseparations.

Small molecule therapeutics: The segment is a small molecule drug discovery and development business. It has lead compounds, namely PBI-4050 which targets unmet medical needs such as the treatment of Alström syndrome as well as other fibrotic indications. The operating segment is also working on multiple follow-on drugs such as PBI-4547 and PBI-4425 at the pre-clinical stage.

Plasma-derived therapeutics: The segment develops manufacturing processes, based on Prometic’s own affinity technology, to provide efficient extraction and purification of therapeutic proteins from human plasma, the Plasma Protein Purification System (PPPSTM), a multi-product sequential purification process. This technology is key for extracting proteins, which Prometic plans to commercialize with an emphasis on therapeutic products targeting orphan and rare diseases.

Bioseparations: The segment develops and manufactures Prometic’s core bioseparation technologies and products. Its proprietary affinity absorbents and Mimetic LigandTM purification platform are used by pharmaceutical and medical companies worldwide and for its own extraction and purification manufacturing processes.

The reconciliation to the statement of operations column includes the elimination of intercompany transactions between the segments and the remaining activities not included in the above segments. These expenses generally pertain to public entity reporting obligations, investor relations, financing and other corporate office activities.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

The accounting policies of the segments are the same as the accounting policies of the Company. The operating segments results include intercompany transactions between the segments which are done in a manner similar to transactions with third parties.

a)	Revenues and expenses by operating segments

For the year ended December 31, 2018	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$24,492	$22,741	$141	$47,374
Intersegment revenues	—	29	319	(348)	—

Total revenues	—	24,521	23,060	(207)	47,374
Cost of sales and other production expenses	—	25,297	12,929	(224)	38,002
Manufacturing and purchase cost of therapeutics used for R&D activities	1,692	37,061	—	(132)	38,621
R&D - Other expenses	14,234	31,727	7,084	—	53,045
Administration, selling and marketing expenses	3,468	10,445	2,947	14,672	31,532

Segment profit (loss)	$(19,394)	$(80,009)	$100	$(14,523)	$(113,826)
Loss (gain) on foreign exchange					4,681
Finance costs					22,060
Loss (gain) on extinguishments of liabilities					(33,626)
Change in fair value of financial instruments measured at FVPL					1,000
Impairment losses					149,952
Share of losses of an associate					22

Net loss before income taxes					$(257,915)

Other information
Depreciation and amortization	$480	$3,644	$919	$415	$5,458
Share-based payment expense	1,270	1,524	322	3,606	6,722

For the year ended December 31, 2017	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$19,724	$2,490	$16,802	$99	$39,115
Intersegment revenues	—	39	1,566	(1,605)	—

Total revenues	19,724	2,529	18,368	(1,506)	39,115
Cost of sales and other production expenses	—	4,014	7,877	(1,742)	10,149
Manufacturing and purchase cost of therapeutics used for R&D activities	1,755	32,764	—	184	34,703
R&D - Other expenses	17,426	40,960	7,301	2	65,689
Administration, selling and marketing expenses	3,633	13,539	2,719	11,550	31,441
Bad debt expense	20,491	—	—	—	20,491

Segment profit (loss)	$(23,581)	$(88,748)	$471	$(11,500)	$(123,358)
Loss (gain) on foreign exchange					(726)
Finance costs					7,965
Loss (gain) on extinguishments of liabilities					4,191

Net loss before income taxes					$(134,788)

Other information
Depreciation and amortization	$428	$2,880	$907	$361	$4,576
Share-based payment expense	1,509	2,269	394	4,490	8,662

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

During the quarter ended September 30, 2018, the Company corrected the allocation of R&D expenses between the Manufacturing and purchase cost of therapeutics and Other expenses within the Small molecule segment. Previously, no amounts had been presented in the Manufacturing and purchase cost of therapeutics. The total segment loss presented during the first and second quarters of 2018 remains unchanged and the above tables for the year ended December 31, 2018 reflect the correction. The restated R&D figures for the first two quarters of 2018 are as follows:

	Quarter ended	Quarter ended	Six months ended
	March 31, 2018	June 30, 2018	June 30, 2018
Manufacturing and purchase cost of therapeutics used for R&D activities	$684	$1,067	$1,751
Other research and development expenses	4,266	3,215	7,481

Total research and development expenses	$4,950	$4,282	$9,232

Information by geographic area

b)	Capital and intangible assets by geographic area

	2018	2017
Canada	$27,647	$33,979
United States	19,287	155,034
United Kingdom	13,982	12,888

	$60,916	$201,901

c)	Revenues by location

	2018	2017
United States	$25,557	$1,075
Switzerland	7,033	7,411
Austria	4,534	1,439
South Korea	2,657	2,825
Sweden	2,408	—
Netherlands	1,688	2,722
China	620	19,724
Other countries	2,877	3,919

	$47,374	$39,115

Revenues are attributed to countries based on the location of customers. The Company derives significant revenues from certain customers. During the year ended December 31, 2018, there were two customers in the Plasma-derived therapeutics segment who accounted for 49% (30% and 19% respectively) of total revenues and two customers in the Bioseparations segment who accounted for 30% (15% and 15% respectively) of total revenues. For the year ended December 31, 2017, there was one customer in the Small molecule therapeutics segment that accounted for 50% of total revenues and two customers in the Bioseparations segment that accounted for 27% (20% and 7% respectively) of total revenues.

27.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below and in other notes accordingly to the nature of the transactions. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

The former CEO has a share purchase loan outstanding in the amount of $400 at December 31, 2018 and 2017. The loan bears interest at prime plus 1% and has a maturity date of the earlier of (i) March 31, 2019 or (ii) 30 days preceding a targeted NASDAQ or NYSE listing date of Prometic’s shares. During the year ended December 31, 2018, the Company earned interest revenues in the amount of $19 and at December 31, 2018, the unpaid interest was $31.

Following the debt modification on November 14, 2018, the Company assessed whether the holder of the debt had gained significant influence for accounting purposes, despite holding less than 20% of voting rights. The Company deemed that qualitative factors were significant enough to conclude that the holder of the debt had gained significant influence over the Company and had become a related party. All material transactions with the holder of the long-term debt are disclosed in notes 13, 14 and 16.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

28.	Compensation of key management personnel

The Company’s key management personnel comprises the external directors, officers and executives which included 25 individuals in 2018 and 24 individuals in 2017. The remuneration of the key management personnel during the years ended December 31, 2018 and 2017 was as follows:

	2018	2017
Current employee benefits1)	$5,953	$7,750
Pension costs	268	293
Share-based payments	3,685	6,515
Termination benefits	3,651	—

	$13,557	$14,558

1)	Current employee benefits include director fees paid in cash, salaries, bonuses and the cost of other employee benefits.

29.	Commitments

CMO Lease

The Company signed a long-term manufacturing contract with a third party which provides the Company with additional manufacturing capacity (“the CMO contract”). The payments under the CMO contract cover the use of the production facility, a specified number of direct and indirect labour hours and the related overhead expense during a minimum of 20 weeks per year, until 2030. The term of the agreement will be automatically extended after the initial term for successive terms of five years, unless a notification of termination is produced by one of the parties. The annual minimum payments under the agreement are subject to escalation annually calculated as the greatest of 3% or the Industrial Product Price / Pharmaceutical and Medicine Manufacturing index under the North American Industry Classification System. The annual payments are also subject to an adjustment calculated as 50% of the exchange rate between the U.S. dollar and the Canadian dollar at December 31st of each year.

The following table represent the future minimum operating lease payment as of December 31, 2018:

			Later than
	Within 1 year	2 - 5 years	5 years	Total
Future minimum operating lease payment	$3,572	$15,393	$28,271	$47,236

The above payments include non-lease elements pertaining to the arrangement as it was impracticable to separate the operating expenses from the lease payment. The operating lease expense recognised in the consolidated statements of operations for the CMO contract was $3,980 for the year ended December 31, 2018 ($4,707 for the year ended December 31, 2017), which includes contingent rent of $558 for the year ended December 31, 2018 ($727 for the year ended December 31, 2017).

Other Leases

The Company has total commitments in the amount of $27,741 under various operating leases for the rental of offices, production plant, laboratory space and office equipment. The payments for the coming years and thereafter are as follows:

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

2019	$4,043
2020	4,162
2021	3,710
2022	3,626
2023 and thereafter	12,200

$27,741

The operating lease expense recognised in the consolidated statements of operations was $6,476 for the year ended December 31, 2018 ($5,431 for the year ended December 31, 2017).

Royalties

The long-term debt holder who has significant influence over the Company, has a right to receive a 2% royalty on future revenues relating to patents existing as of the date of the agreement of PBI-1402 and analogues, including PBI-4050. The obligation under this royalty agreement is secured by all the assets of the Company until the expiry of the last patent anticipated in 2033.

In the normal course of business, the Company enters into license agreements for the market launching or commercialization of products. Under these licenses, including the ones mentioned above, the Company has committed to pay royalties ranging generally between 0.5% and 15.0% of net sales from products it commercializes and 3% of license revenues in regards to certain small molecule therapeutics.

Other commitments

In connection with the CMO contract, the Company has committed to a minimum spending between $7,000 and $9,000 each year from 2019 to 2030 (the end of the initial term). As of December 31, 2018, the remaining payment commitment under the CMO contract was $97,700 or $50,464 after deduction of the minimum lease payments under the CMO contract disclosed above.

The Company has entered into multiple plasma purchase agreements whereby it has committed to purchase varying volumes of plasma until December 31, 2022. As at December 31, 2018, total commitment are as follows:

2019	$8,853
2020	20,281
2021	30,422
2022	5,152
2023 and thereafter	—

$64,708

In February 2019, the Company renegotiated the purchase commitment with one of its suppliers reducing the commitment for 2019, 2020 and 2021 by $5,043, $10,086 and $15,129, respectively.

30.	Financial instruments and financial risk management

a)	Fair value

The fair values of financial assets and financial liabilities for which fair value disclosure is required, together with the carrying amounts included in the statement of financial position, are as follows:

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Royalty payment obligation	$3,077	$2,685	$2,963	$3,133
License acquisition payment obligations	2,726	2,492	—	—
Long-term debt	125,804	112,914	87,020	99,662

The fair value of the long-term debt at December 31, 2018 was calculated using a discounted cash flow model via the market interest rate specific to the term of the debt instruments ranging from 14.43% to 21.94% (7.6% to 16.4% at December 31, 2017). The fair value differs from the carrying value of the long-term debt of $125,804 which is carried at amortized cost.

The fair value of the advance on revenues from a supply agreement approximates the carrying amount since the loan bears interest at a fixed rate of interest approximating market rates for this type of advance.

Fair value hierarchy

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash and restricted cash are considered to be level 1 fair value measurements.

The long-term receivables, settlement fee payable, royalty payment obligation, license acquisition payment obligations, and long-term debt are level 2 measurements.

The investment in convertible debt and the warrant liability are considered to be a level 3 measurements. Further discussion regarding assumptions used in determining their fair values are discussed in note 24 and 14, respectively.

b)	Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, investments, receivables and share purchase loan to a former officer. The carrying amount of the financial assets represents the maximum credit exposure.

The Company mitigates credit risk through its reviews of new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. The Company evaluates at each reporting period, the lifetime expected credit losses of its accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

As at December 31, 2018 and 2017, the allocation of the trade receivables based on aging is indicated in the following table:

	2018	2017
Current and not impaired	$5,911	$919
Past due in the following periods:
31 to 60 days	1,136	876
61 to 90 days	—	—
91 to 180 days	4	1
Over 180 days	—	782
Allowance for doubtful accounts	—	(782)

	$7,051	$1,796

The Company’s trade receivables totaled $7,051 as at December 31, 2018 ($1,796 as at December 31, 2017). The amount of trade receivables that the Company has determined to be past due and unprovisioned for (which is defined as a balance that is more than 30 days past due) is $1,140 as at December 31, 2018 ($877 as at December 31, 2017). The Company’s lifetime expected credit loss was $Nil as at December 31, 2018.

Trade receivables included amounts from two customers which represent approximately 81% (45% and 35% respectively) of the Company’s total trade accounts receivable as at December 31, 2018, and two customers which represent approximately 82% (70% and 13% respectively) of the Company’s total trade accounts receivable as at December 31, 2017.

In August 2017, the Company entered into a licensing agreement with a third-party in China and as a result, milestone and licensing revenues of $19,724 were recorded during the third quarter. The third party having not remitted funds associated with the license fee and initial milestone payment within the specified payment terms was consequently in breach of the agreement. As a result, the Company was in a position to exercise its contractual rights and opted to terminate the agreement in March 2018 thereby returning all the rights previously conferred under the license agreement back to Prometic. The Company has written-off the accounts receivable of $18,518 to bad debt expense and has reversed the withholding taxes of $1,972 expected to be paid on this transaction as at December 31, 2017. The difference between the amount of revenue recognized and the bad debt amount is the withholding taxes that were recorded in deduction of the accounts receivable and the effect of the change in the CAD/GBP exchange rate on the accounts receivable.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. The Company’s current liquidity situation is discussed in note 1.

The following table presents the contractual maturities of the financial liabilities as of December 31, 2018:

		Contractual Cash flows
	Carrying	Payable		Later than
At December 31, 2018	amount	within 1 year	2 - 3 years	4 years	Total
Accounts payable and accrued liabilities 1)	$26,011	$26,011	$—	$—	$26,011
Long-term portion of royalty payment obligations	3,009	—	3,469	354	3,823
Long-term license acquisition payment obligation	1,363	—	1,363	—	1,363
Long-term portion of other employee benefit liabilities	993	—	993	—	993
Long-term debt 2)	125,804	12,588	18,776	268,261	299,625

	$157,180	$38,599	$24,601	$268,615	$331,815

1)	Excluding $5,844 for current portion of operating and finance lease inducement and obligations (note 15).
2)

Under the terms of the OID loans and the non-revolving line of credit (note 13), the holder of Warrants #2, 8 and 9 may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table.

49 of 52

LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

i)	Interest risk

The majority of the Company’s debt is at a fixed rate or a fixed amount including interest. Therefore there is limited exposure to changes in interest payments as a result of interest rate risk.

ii)	Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in the United States, Isle of Man and the United Kingdom and a portion of its expenses incurred are in U.S. dollars and in Great British Pounds (“GBP”). The majority of the Company’s revenues are in U.S. dollars and in GBP which serve to mitigate a portion of the foreign exchange risk relating to the expenditures. Financial instruments potentially exposing the Company to foreign exchange risk consist principally of cash, short-term investments, receivables, trade and other payables, licence payment obligation, advance on revenues from a supply agreement and the amounts drawn on the Credit Facility. The Company manages foreign exchange risk by holding foreign currencies to support forecasted cash outflows in foreign currencies.

As at December 31, 2018 and 2017, the Company’s net exposure to currency risk through assets and liabilities denominated respectively in U.S. dollars and GBP was as follows:

	2018		2017
	Amount due	Equivalent in	Amount due	Equivalent in
Exposure in US dollars	in U.S. dollar	full CDN dollar	in U.S. dollar	full CDN dollar
Cash	2,600,253	3,544,145	4,813,581	6,041,526
Accounts receivable	2,718,508	3,705,326	536,496	673,357
Other long-term assets	51,127	69,686	69,438	87,152
Accounts payable and accrued liabilities	(9,006,635)	(12,276,044)	(11,609,837)	(14,571,506)
Other long-term liabilities	(3,126,476)	(4,261,387)	(1,051,790)	(1,320,102)
Finance lease obligations	(600,674)	(818,719)	(774,978)	(972,675)
Long-term debt	(81,601,614)	(111,223,000)	(20,209,000)	(25,364,316)

Net exposure	(88,965,511)	(121,259,993)	(28,226,089)	(35,426,564)

	2018		2017
	Amount	Equivalent in	Amount	Equivalent in
Exposure in GBP	due in GBP	full CDN dollar	due in GBP	full CDN dollar
Cash	729,732	1,266,596	991,372	1,678,591
Accounts receivable	6,837,168	11,867,272	3,236,910	5,480,736
Accounts payable and accrued liabilities	(1,535,107)	(2,664,485)	(1,772,712)	(3,001,556)
Advance on revenues from a supply agreement	—	—	(1,123,000)	(1,901,464)

Net exposure	6,031,793	10,469,383	1,332,570	2,256,307

Based on the above net exposures as at December 31, 2018, and assuming that all other variables remain constant, a 10 % depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a decrease or an increase of the consolidated net loss of approximately $12,126 while a 10 % depreciation or appreciation of the Canadian dollar against the GBP would result in a decrease or an increase of the other comprehensive loss of approximately $1,047. The Company has not hedged its exposure to currency fluctuations.

31.	Comparative information

Certain of the December 31, 2017 figures have been reclassified to conform to the current year’s presentation.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

32.	Subsequent events

In January 2019, the Company issued 12,568,600 RSU at a grant price of $0.30 which will vest over a one year period.

From January 1, 2019 to February 15, 2019 12,870,600 shares were issued for net cash proceeds of $4,088 under the ATM equity distribution agreement,

On February 22, 2019, the Company amended the Credit Facility with the addition of two tranches of US$10 million and US$5 million which the Company drew on February 22 and March 22, 2019, respectively. Those two tranches bear interest at an annual rate of 8.5% payable quarterly. Concurrently with the amendment, the Company agreed to reduce the exercise price of Warrants #9 from $1.00 to $0.15636 per preferred share and to immediately issue those warrants. The incremental fair value of the warrant liability of $1,137 was recognized as deferred financing fees related to the additional two tranches received. The Company recorded the credit facility draws on February 22, 2019 and March 22, 2019 at its fair value at the transaction date less the associated transaction costs and deferred financing fees of $45 and $1,137 respectively, for a net amount of $18,677.

As at March 31, 2019, the Company was not in breach of its covenants under its credit facilities, as a result of a waiver obtained on March 20, 2019, wherein the holder of the long-term debt confirmed that the breached covenants will not be deemed to constitute an event of default. The holder of the long-term debt also agreed to defer the payment of interest that was originally due under the terms of the existing Credit Facility on March 31, 2019, to a later date in April 2019.

As part of the settlement agreement concluded in April 2019 with the former CEO of the Company, common shares held in escrow as security for a share purchase loan of $400 to the former CEO were released and the loan extinguished in exchange for the receipt of a payment of $137, representing the fair value of the shares at the time of the settlement.

On April 23, 2019, the Company entered into a debt restructuring agreement with the long-term debt holder whereby the entirety of the principal on the Credit Facility plus a portion of the interest due, the entirety of the First and Second OID loans and the majority of the Third OID loan would be repaid by Prometic by the issuance of common shares, at a conversion price, rounded to the nearest five decimals, of $0.01521 per common share. Consequently, the US$95 million of principal plus interest due on the Credit Facility was reduced to $663 and the aggregate face value of the three OID loans was reduced by $99,552 to $10,000 with the remaining balance of the Third OID loan modified into an interest-bearing loan at a stated interest 10% payable quarterly. This resulted in the reduction of the long-term debt recorded on the consolidated statement of financial position by $141,536. The Company issued 15,050,312,371 common shares on that date which were recorded in share capital at a value of $228,915. The shares issued in relation with the debt restructuring contained trading restrictions and accordingly, the Company determined that their quoted price did not fairly represent the value of the shares issued. As such, the issued shares were recorded at fair value using a market approach under a level 2 fair value measurement of $0.01521 per share, resulting in a value of the shares issued of $228,915. The fair value was based on a share issuance for cash on the same date with a non-related party. The difference between the carrying amount of the debt converted into common shares and the increase in the value of the share capital is recognized as a loss on extinguishment of a loan of $87,379. The balance of interest due on the credit facility of $663 was paid in cash.

Pursuant to the debt restructuring, the Company cancelled the warrants previously held by SALP and replaced them with new warrants having an exercise price rounded to the nearest five decimals of $0.01521 per common share, expiring on April 23, 2027. The incremental fair value of the replacement warrants was recognized in warrants equity and as part of the loss on the debt extinguishment together with the legal fees incurred to finalize all the related legal agreements.

The modification in terms of the remaining balance of the Third OID loan of $10,000 was accounted for as an extinguishment of the long-term debt and the re-issuance of a new interest-bearing loan. The difference between the carrying amount of the loan extinguished of $4,667 and the fair value of the new Loan with the parent of $8,521 recognized was recorded as a loss on debt extinguishment of $3,854. The fair value of the modified loan was determined using a discounted cash flow model with a market interest rate of 15.1%.

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LIMINAL BIOSCIENCES INC. (formerly Prometic Life Sciences Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2018 and 2017

(In thousands of Canadian dollars)

Concurrently with the debt restructuring, the Company closed two private placements for 4,931,162,535 common shares at a subscription price rounded to the nearest five decimals of $0.01521 for gross proceeds of $75,000, less transaction costs of $4,802 recorded in deficit, for total net proceeds of $70,197.

As a result of the share exchange transaction, more than 50% of the issued shares of Prometic will be owned by a single shareholder. Tax rules in the jurisdictions in which Prometic operates generally have restrictions in the utilization of tax attributes due to change of control events. The Corporation is currently reviewing the impact of the transaction on its various available tax attributes in the main jurisdictions in which it carries on business (Canada, the U.S, and the U.K.).

On May 7, 2019 the 12,910,959 performance based RSU pertaining to the “2017-2019” cycle and the “2018-2020” cycle were modified by removing the performance conditions and converting them into time-vesting RSU. The quantity modified into time-vesting unit was equivalent to the 100% achievement range whereby in the past, the outcome of the performance conditions could go from zero to 150%. In the past, the Company has always reported the quantity of RSU outstanding as the maximum number of shares that could be issued under the plan. This change resulted in the cancellation of 4,303,653 units.

In May 2019, the Company announced a Rights Offering to the holders of its common shares at the close of business on May 21, 2019 to subscribe for up to 20 common shares for a subscription price rounded to the nearest five decimals of $0.01521 per common share. The Right Offering was subject to a proration to ensure that no more than $75,000 was raised. In June 2019, the Company issued 2,592,627,793 common shares for gross proceeds of $39,434 as part of the Right Offerings less transactions costs of $271 recorded in deficit, for total net proceeds of $39,163.

On June 4, 2019, 1,794,228,820 stock options were granted to key management at a strike price of $0.036 of which 248,826,820 stock options vested immediately and the remaining vest over a period up to six years. On June 19, 2019, 251,714,000 stock options were issued at a strike price of $0.027 of which 60,717,000 stock options vested immediately and the remaining vest over a period up to four years. The weighted average grant date fair value of the stock options issued was $0.02.

On June 19, 2019, the Company cancelled the options that were issued prior to June 2019, as the exercise price of these options were so above the market price at the time, that it was highly unlikely that they would ever be exercised. In compensation for their agreement to the cancellation, key management and employees, received the new options granted to them in June 2019 discussed above. Consequently, 9,215,878 stock options with a weighted average exercise price of $1.73 were cancelled

On July 5, 2019, the Company performed a thousand-to-one share consolidation of the Company’s issued equity instruments including common shares, warrants, options and RSUs. Any quantity relating to these instruments for 2018 and up to July 5, 2019 or any per unit price such as exercise prices disclosed throughout the consolidated financial statements have not been retrospectively adjusted for the share consolidation except for the weighted average number of shares outstanding used in the calculation of basic and diluted EPS which have been retroactively adjusted to give effect to the share consolidation as required by IAS 33.

On October 7, 2019, Prometic Life Sciences Inc. changed its name to Liminal BioSciences Inc. and the Company’s stock symbol became LMNL.

On November 4, 2019, the Company announced the signing of a binding share purchase agreement whereby it would sell its bioseparation operations to a third party for proceeds of up to GBP 32.0 million upon closing of the transaction with subsequent contingent consideration payments depending on revenue milestones. This transaction is expected to close during the fourth quarter of 2019. The bioseparations segment includes three subsidiaries and upon conclusion of this transaction, the Company would sell the two most important subsidiaries. The Company expects to record a gain on the sale of those two subsidiaries. The sale of these subsidiaries represents all of the revenues from the Bioseparations segment as presented in note 26. Following the closing of the share purchase agreement, the Company no longer expects to generate any revenues from this segment. The Company is currently assessing the other impacts of this transaction on its financial statements.

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